SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

E.ON AG
(Translation of Registrant's Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Invitation to the 2003 Annual Shareholders' Meeting

Summary of the 2002 Annual Report

e·on

E.ON 2002

E.ON Group financial highlights

€ in millions	2002	2001[1]	+/- %
Sales	37,059	37,273	-1
Income/(loss) from continuing operations before income taxes and minority interests	-704	3,201	-
Income/(loss) from continuing operations	-696	2,559	-
Net income	2,777	2,570	+8
EBITDA	7,680	6,649	+16
EBIT	4,732	3,695	+28
Internal operating profit	3,890	3,157	+23
ROCE (in %)	9.3	9.6	-0.3[3]
Capital employed (annual average)	51,052	38,402	+33
Return on equity after taxes (in %)[2]	11.1	9.8	+1.3[3]
Investments	24,182	6,909	+250
Cash provided by operating activities	3,690	2,652	+39
Stockholders' equity	25,653	24,462	+5
Total assets	113,065	101,659	+11
Employees at year end	107,856	92,754	+16
Earnings per share (in €)			
from net income	4.26	3.81	+12
from continuing operations	-1.06	3.80	-
from discontinued operations	5.03	0.05	-
from cumulative effect of changes in accounting principles, net	0.29	-0.04	-
Per share (in €)			
Dividend	1.75	1.60	+9
Stockholders' equity[4]	39.33	36.30	+8

[1]Adjusted for discontinued operations and goodwill amortization.
[2]Net income (excluding minority interests) ÷ annual average stockholders' equity (excluding minority interests).
[3]Change in percentage points.
[4]Excludes minority interests.

E.ON Group by division 2002

€ in millions	E.ON Energie	Powergen	Chemicals	Real Estate	Other/ Consol-idation	Total
Sales	19,518	4,476	11,765	1,226	74	37,059
EBITDA	4,779	766	1,747	562	-174	7,680
EBIT	3,147	459	936	387	-197	4,732
Internal operating profit	2,855	329	655	203	-152	3,890
ROCE (in %)	13.5	5.7	8.5	8.3	-	9.3
Capital employed (annual average)	23,379	8,034	11,025	4,664	3,950	51,052
Cash provided by operating activities	3,313	376	841	56	-896	3,690
Investments	6,140	3,094	1,114	386	13,448	24,182
Employees at year end	45,394	11,591	47,623	2,683	565	107,856

Financial Calendar

April 30, 2003	Annual Shareholders' Meeting
May 2, 2003	Dividend Payment
May 15, 2003	Interim Report: January - March 2003
August 14, 2003	Interim Report: January - June 2003
November 17, 2003	Interim Report: January - September 2003
March 10, 2004	Annual Press Conference
March 11, 2004	Annual Analysts Conference
April 28, 2004	Annual Shareholders' Meeting

For more information
about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-367
F +49 (211) 4579-532
info@eon.com
www.eon.com

Only the German version of this Summary Annual Report is legally binding.

Art direction: Lesmo
Photography: Markus Altmann
Rüdiger Nehmzow, page 22
Production: Jung Produktion, Düsseldorf
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Bachem, Cologne

This is to invite the shareholders of our Company to attend the Annual Shareholders' Meeting which will be held on Wednesday, April 30, 2003 at 10 a.m. in Grugahalle, 45131 Essen, Norbertstr. 2.

Agenda of the Shareholders' Meeting

1. **Presentation of the approved Financial Statements for the 2002 financial year along with the summarized Review of Operations for E.ON AG and the E.ON Group and the Report of the Supervisory Board as well as presentation of the approved Consolidated Financial Statements**

2. **Appropriation of balance sheet income from the 2002 financial year**

   The Supervisory Board and the Board of Management propose that the balance sheet income available from the 2002 financial year in the amount of €1,141,598,283.00 be used to pay a dividend of €1.75 per no-par share entitled to dividend payment.

3. **Discharge of the Board of Management for the 2002 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

4. **Discharge of the Supervisory Board for the 2002 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

5. **Change of the corporate purpose in Sect. 2 of the Company's Articles of Association**

   The group's strategic orientation and structural changes made in its composition necessitate changing the corporate purpose.

   The Supervisory Board and the Board of Management propose that Sect. 2 of the Articles of Association be reworded in its entirety as follows:

   "(1) Corporate purpose shall be the supply of energy (primarily electricity and gas) and water as well as the provision of disposal services.

   The Company's activities may encompass the generation and/or production, transmission and/or transport, purchasing, selling and trading. Plants of all kinds may be built, purchased and operated; services and cooperations of all kinds may be performed.

   (2) Furthermore, the Company shall be entitled to run businesses in the chemical sector, primarily in the special and constructional chemistry areas, as well as in the real estate industry and telecommunications sector.

   (3) The Company may operate in the business areas listed in Para. 1 or related areas either by itself or through subsidiaries or associated companies. The Company shall be entitled to take all actions and measures that are connected with the corporate purpose or are suitable for serving it directly or indirectly.

   (4) The Company may also establish, acquire or take an interest in other companies, particularly in those whose corporate purpose wholly or partly covers the business areas listed in Para. 1. In addition, the Company shall be entitled to acquire stakes in companies of all kinds, primarily to invest funds. It may make structural changes in companies in which it is holding an interest, consolidate them under central management or confine itself to managing them as well as dispose of its participations."

6. **Further amendments to the Articles of Association, especially in regard to the German Corporate Governance Code, for facilitating voting and for the use of state-of-the-art means of communication**

   Alterations made to the statutory framework as well as the passage of the German Corporate Governance Code render desirable amendments to the Articles of Association, above all for the use of state-of-the-art information technologies at Shareholders' Meetings and Supervisory Board meetings. As far as the remuneration of the Supervisory Board members is concerned, an extra payment is intended to be made to those taking the chair in committees and an attendance fee be paid to those taking part in committee meetings. The other proposed alterations are intended, inter alia, to facilitate work flows.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) Sect. 11 Para. 1 Sent. 2 of the Articles of Association shall provide that the notice of a Supervisory Board meeting may, in "urgent" cases, also be delivered by telefax or via electronic media; "telegraphic" notices shall be excluded. Accordingly, Sect. 11 Para. 1 Sent. 2 shall be reworded as follows:

   "In urgent cases, convening may be effected verbally, by telephone, by telefax or via electronic media."

b) Sect. 13 Para. 1 of the Articles of Association shall be reworded in its entirety as follows:

   "For the purpose of passing Supervisory Board resolutions, votes may also be casted in writing, by telephone or telefax or via electronic media. The result shall be placed on record by the Chairman."

c) Sect. 15 of the Articles of Association shall be reworded in its entirety as follows:

   "(1) Besides reimbursement of their expenses incurred, which also include the VAT to be paid on their remuneration, the members of the Supervisory Board shall receive a fixed allowance in the amount of €10,000 for each financial year. In addition, they shall receive an allowance in the amount of €1,250 for each percent by which the dividend declared to the shareholders exceeds 4 percent of the capital stock.

   (2) The Chairman of the Supervisory Board shall in total receive three times the amount, his deputy and each Chairman of a Supervisory Board committee in total two times the amount and each member of a committee in total one and a half times the amount of the allowance.

   (3) Furthermore, when taking part in the meetings of the Supervisory Board and the Supervisory Board committees, the members of the Supervisory Board shall be paid an attendance fee amounting to €1,000 for each day of the meeting.

   (4) The Company may take out a third-party liability insurance for the members of the Supervisory Board that covers the legal liability from boardroom activity."

d) Sect. 18 Para. 1 Sent. 2 of the Articles of Association shall be altered such that the period for depositing the shares for attending the Shareholders' Meeting ends, like before, on the seventh day prior to the Shareholders' Meeting. However, if this day is a state-recognized public holiday at the registered seat of the Company or if the banks located at the registered seat of the Company are closed on this day, the cut-off date shall no longer be the last bank working day preceding this day, but the bank working day following this day. Accordingly, Sect. 18 Para. 1 Sent. 2 shall be reworded as follows:

   "If the seventh day prior to the day on which the Shareholders' Meeting will be held is a Sunday or a state-recognized public holiday at the registered seat of the Company, or if the banks located at the registered seat of the Company are closed on this day, the cut-off date shall be the bank working day following this day."

e) Sect. 19 Para. 2 of the Articles of Association shall be reworded in its entirety as follows:

   "The Chairman of the Shareholders' Meeting shall conduct the negotiations and decide on the sequence of the matters at issue. He shall determine the type, form and sequence of votings. If so announced in the notice of the Shareholders' Meeting, the Chairman of the Shareholders' Meeting may allow the recording and the transmission of the Shareholders' Meeting also via electronic or other media."

f) Sect. 20 Para. 1 of the Articles of Association shall be reworded as follows:

"The voting right may be exercised by proxies. Voting proxies may be granted in writing, by telefax or in an electronic manner to be defined in more detail by the Company. The details of the electronic granting of voting proxies shall be published in the newspapers authorized to publish company announcements along with the notice of the Shareholders' Meeting."

g) In Sect. 22 of the Articles of Association, reference shall be made to the Consolidated Financial Statements that must now be approved by the Supervisory Board. Accordingly, Sect. 22 shall be reworded as follows:

"The Shareholders' Meeting held each year within the statutory period of eight months for acceptance of the approved Financial Statements and the Consolidated Financial Statements approved by the Supervisory Board or, in the cases provided for by law, for approval of the Financial Statements and passing of a resolution on the appropriation of profits shall also pass resolutions on the discharge of the Board of Management and the Supervisory Board as well as on the appointment of the auditors (Ordinary Shareholders' Meeting)."

7. Authorization to issue bonds with conversion or option rights; creation of conditional capital; cancellation of the existing authorization to issue bonds with conversion or option rights; cancellation of the existing conditional capital; amendments to the Articles of Association

The Board of Management was authorized, based on a resolution that was passed by the Shareholders' Meeting on May 25, 2000 under Item 9 of the Agenda, to issue bonds with conversion or option rights subject to the approval of the Supervisory Board.

In view of the fact that the authorization is to be extended, the passing of a resolution on a new authorization to issue bonds with conversion or option rights and on the creation of new conditional capital for the issue of shares in the event of conversion or option rights being exercised from this authorization shall be proposed.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) Cancellation of the existing authorization and the existing conditional capital

The authorization to issue bonds with conversion or option rights that was given by the Shareholders' Meeting on May 25, 2000 under Item 9 of the Agenda as well as the conditional capital in the amount of €75,000,000 (Sect. 3 Para. 5 of the Company's Articles of Association) shall be cancelled. The cancellation of the authorization and the conditional capital shall, however, not take effect before the authorization proposed under b) and the new conditional capital pursuant to the resolution to be passed in connection with c) have become effective.

b) Authorization to issue bonds with conversion or option rights

(aa) Face value, maturity, authorization period, number of shares

Subject to the approval of the Supervisory Board, the Board of Management shall be authorized until April 30, 2008 to issue, once or several times, bonds with conversion or option rights for shares of E.ON AG. The conversion and option rights may be provided with varying maturities with the maximum maturity, however, being 20 years from issue. The aggregate face value of the bonds must not exceed €5,000,000,000. The aggregate face value of the shares to be granted in the event of conversion or option rights from this authorization being issued shall be €175,000,000 at the most. The bonds may also be issued in exchange for contributions in kind if the value of these contributions in kind is at least equivalent to the issue price.

Besides in Euros, bonds may also be issued in legal currencies used in other OECD countries—with the issue price having to be limited to the corresponding Euro equivalent. The bonds may also be issued by companies in which E.ON AG is directly or indirectly holding a majority interest. In this case the Board of Management shall be authorized to assume the guarantee for the bonds for E.ON AG and to grant the holders of such bonds conversion or option rights for shares of E.ON AG.

(bb) Conversion right, conversion obligation

In the event of convertible bonds being issued, the holders shall be granted the right to convert their bonds into shares of E.ON AG pursuant to the terms and conditions of the bonds. The amount of the capital stock which the shares to be issued in the case of conversion account for must not exceed the face value of the convertible bond. The conversion ratio results from the division of a partial bond's face value by the fixed conversion price of one share of E.ON AG. The conversion ratio may also result from the division of a bond's issue price that is below the face value by the fixed conversion price of one share of E.ON AG. It is possible to round the conversion ratio in order to obtain a round figure. Furthermore, it is possible to stipulate an additional payment that is to be made in cash. Besides, the consolidation of fractions or their settlement in money may be provided for.

The terms and conditions of the bonds may also provide for an obligation to convert at the end of the bond's life (or at an earlier point in time). In this case the Company shall be entitled to wholly or partly settle any difference in cash that may arise between the face value of the bonds and the market price of the shares (to be defined in more detail in the terms and conditions of the bonds) at the time of the mandatory conversion, at least, however, 80 percent of the shares' market price at the time of the bond issue—as described under (dd)—multiplied by the conversion ratio.

(cc) Option right

In the event of option right bonds being issued, one or several warrants shall be attached to each partial bond, entitling the holder to subscribe to shares of E.ON AG pursuant to the terms and conditions of the options. The amount of the capital stock which the shares to be subscribed for each bond account for must not exceed the face value of the option right bond.

(dd) Conversion/option price

The conversion or option price of one share of E.ON AG shall either amount to at least 80 percent of the average price at which the Company's shares are traded—in XETRA's afternoon session (or in a successor system replacing XETRA trading) on the Frankfurt stock exchange—during the five stock exchange trading days prior to the day on which the Board of Management passed the resolution on the issue of bonds or at least 80 percent of the average price at which the Company's shares are traded—in XETRA's afternoon session (or in a successor system replacing XETRA trading) on the Frankfurt stock exchange—during the subscription period, with the exception of the last five calendar days prior to the expiry of the subscription period.

Notwithstanding Sect. 9 Para. 1 of the German Stock Corporation Act (AktG), the terms and conditions of the convertible bonds or options shall provide for dilution protection clauses in the event of the Company increasing the capital stock by granting subscription rights to their shareholders or issuing further convertible or option right bonds or granting other option rights during the conversion or option period and the holders of conversion or option rights not being granted subscription rights to the extent to which they would have been entitled after exercising their conversion or option rights. In regard to other corporate measures that may result in a dilution of the value of the conversion or option rights, the terms and conditions of the bonds or options may also provide for a value-preserving adjustment of the conversion or option price. In any case, the amount of the capital stock which the shares to be subscribed for each bond account for must not exceed the face value of the bond.

The terms and conditions of the bonds may provide for the option of granting own shares of the Company in the event of the conversion or option rights being exercised or upon fulfilment of conversion obligations. Furthermore, the terms and conditions of the bonds may provide for the Company not granting shares of the Company to those entitled to conversion or exercising an option, but paying to them the equivalent in cash which is to correspond, in compliance with the terms and conditions of the bonds, to the average price at which the E.ON shares are traded in XETRA's afternoon session (or in a successor system replacing XETRA trading) on the Frankfurt stock exchange on at least two consecutive stock exchange trading days during a period of five stock exchange trading days prior to and five stock exchange trading days after declaring conversion or exercising the option.

In addition, the terms and conditions of the convertible bonds or options may provide that the number of the shares to be subscribed in the event of the conversion or option rights being exercised or upon fulfilment of the conversion obligations or any corresponding right of exchange are variabel and/or that the conversion or option price—depending on the share price performance or as a result of antidilution provisions—may be changed during the bond's or option's life within the limits to be determined by the Board of Management.

(ee) Granting of subscription rights, exclusion of subscription rights

In the event of bonds being issued, the shareholders shall be entitled to the statutory subscription right. The bonds may also be offered to the shareholders via an indirect subscription right; in this case, they will be taken over by a bank or banking consortium with the obligation to offer them to the shareholders for subscription.

However, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' right of subscription to the bonds with conversion or option rights for shares of E.ON AG unless the issue price of the bonds with conversion or option rights substantially falls short of their theoretical market price determined using recognized methods of financial mathematics. For determining the market price, an expert opinion of an investment bank or auditing company shall be obtained. The authorization to exclude subscription rights shall, however, only apply to bonds with conversion or option rights (or conversion obligations) for shares with a pro-rata amount of, in the aggregate, up to ten percent of the capital stock at the time of the issue of the bonds with conversion or option rights (or conversion obligation) and only insofar as, on the one hand, the authorized capital pursuant to Sect. 3 Para. 4 of the Company's Articles of Association and, on the other hand, the right to sell own shares acquired under an authorization as per Sect. 71 Para. 1 No. 8 of the German Stock Corporation Act (AktG) have not been used (exclusion of the shareholders' subscription right in both cases as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG)).

Moreover, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' right of subscription to the bonds with conversion or option rights for shares of E.ON AG if bonds are issued in exchange for contributions in kind and the exclusion of the subscription right is in the prevailing interest of the Company and thus of its shareholders.

To the extent the Board of Management does not make use of its authorization to exclude subscription rights, it shall be authorized to except fractional amounts resulting from the subscription ratio from the shareholders' subscription right and to also exclude the subscription right insofar as it is necessary to grant the holders or creditors of conversion or option rights (or conversion obligations) a subscription right for shares of E.ON AG to the extent to which they would be entitled after exercising their conversion or option rights or because of conversion obligations.

(ff) Authorization to stipulate further terms and conditions of the bonds

The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to determine the further details of the terms and conditions of the issue, in particular the interest rate, issue price, maturity and the conversion or option price or to determine them after consulting the statutory representatives of the group companies issuing the bonds.

c) The capital stock shall be conditionally increased by up to €175,000,000. The conditional capital increase shall serve to grant rights to the creditors of bonds with conversion rights or to the holders of option rights and to fulfil conversion obligations towards the creditors of bonds with conversion obligations that will be issued in accordance with the above authorization under b) until April 30, 2008 by the Company or companies in which the former is directly or indirectly holding a majority interest. The issue of the shares shall be effected at the conversion or option price to be fixed in accordance with b). The conditional capital increase shall only be carried out insofar as these rights are used or the conversion obligations are fulfilled and no own shares are used for servicing. The new shares shall participate in profits from the commencement of the financial year in which they come into being through the exercise of conversion or option rights or the fulfilment of conversion obligations.

The Board of Management shall be authorized to determine the further details of carrying out the conditional capital increase.

d) Sect. 3 Para. 5 of the Articles of Association shall be reworded as follows:

"The capital stock shall be conditionally increased by up to €175,000,000. The conditional increase shall only be carried out insofar as the creditors of bonds with conversion rights or conversion obligations or the holders of option rights, which will be issued under the authorization given by the Shareholders' Meeting on April 30, 2003 by the Company or companies in which the former is directly or indirectly holding a majority interest, make use of their conversion or option rights or insofar as this is necessary for the fulfilment of conversion obligations and no own shares are used for servicing. The new shares shall participate in profits from the commencement of the financial year in which they come into being through the exercise of conversion or option rights or the fulfilment of conversion obligations.

The Supervisory Board shall be authorized to adapt the wording of Sect. 3 of the Articles of Association according to the utilization of the conditional capital."

8. Authorization to buy back own shares

The authorization given to the Board of Management on May 28, 2002 in compliance with Sect. 71 Para. 1 No. 8 of the German Stock Corporation Act (AktG) to buy back own shares is limited until October 31, 2003 and should therefore be renewed. The proposed resolution regulates the options available to the Company both in regard to the procedures of share buyback and in regard to the shares' subsequent use.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) The Company shall be authorized until October 30, 2004 to buy back own shares equivalent to a total of ten percent of its current capital stock. The shares acquired and other own shares that are in possession of or to be attributed to the Company pursuant to Sects. 71a ff of the German Stock Corporation Act (AktG) must altogether at no point in time account for more than ten percent of the capital stock. The purchase may be performed via the stock exchange or by making a public purchase offer to all shareholders (or—if permitted by law—by means of a public call for the submission of an offer). If the shares are acquired via the stock exchange, the equivalent paid by the Company per share must not exceed the price determined on the stock exchange trading day in XETRA's opening session on the Frankfurt stock exchange by more than five percent and may not fall below this price by more than ten percent (excluding incidental purchase costs). In the event of a public purchase offer (or—if permitted by law—a public call for the submission of an offer) to all shareholders, the Company may either fix a price at or a price range within which it is prepared to acquire the shares. The offering price must, however, not exceed or fall below the price at which the Company's shares are traded in XETRA's afternoon session on the Frankfurt stock exchange by more than ten percent. Subject to an adjustment of the offering price during the offering period, the offering price shall be based on the price on the third stock exchange trading day prior to the day of public announcement of the purchase offer or the public call for the submission of an offer. If, after public announcement of a purchase offer or public call for the submission of a purchase offer, there are significant fluctuations in the relevant market price, the offer or the call for the submission of such an offer may be adjusted accordingly. In this case, the offering price shall be based on the price on the third stock exchange trading day prior to the public announcement of such an adjustment. The purchase offer or the call for submission of such an offer may provide for further requirements. Should the purchase offer be oversubscribed, acceptance must be effected according to quotas. However, the preferred acceptance of small offers or small parts of offers up to a maximum of 150 shares shall be admissible. The authorization may be exercised in pursuance of one or several purposes by the Company, but also by group companies or third parties for account of the Company or the group companies, in full or for partial amounts, once or several times.

b) Besides selling shares via the stock exchange or by making an offer connected with the granting of subscription rights to all shareholders, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to do the following with regard to the shares of E.ON AG which will be or have been acquired on the basis of the authorization given under a) and the authorizations given by the Shareholders' Meetings on May 25, 2000 (Item 10 of the Agenda), May 18, 2001 (Item 7 of the Agenda) and May 28, 2002 (Item 5 of the Agenda):

(aa) To sell said shares to third parties at a cash price that is not significantly lower than the stock exchange price of the Company's shares at the time of sale (Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG)). In this case, the shareholders' subscription rights for the Company's own shares shall be excluded. The Board of Management may only use this authorization in such a way that the sum of the shares sold after this authorization has been given, the shares issued in return for cash contributions under exclusion of subscription rights and the conversion and option rights for shares granted upon the issue of bonds with conversion or option rights or warrants without bonds under exclusion of the shareholders' subscription rights in return for cash contributions does not exceed ten percent of the capital stock at the time the resolution on the sale of the shares is passed.

(bb) To sell said shares in exchange for contributions in kind, in particular within the scope of mergers or the acquisition of companies, business units, shareholdings or other assets. The term "to sell," as it is used here, shall also include the granting of conversion or subscription rights as well as purchase options and the lending of shares (securities lending transaction). Shareholders' subscription rights for the Company's own shares shall be excluded in this case.

(cc) To use said shares in order to satisfy creditors of bonds with conversion or option rights or conversion obligations issued by the Company or its group companies. Shareholders' subscription rights for the Company's own shares shall be excluded in this case.

(dd) To redeem said shares without another resolution of the Shareholders' Meeting being necessary for such redemption or its implementation.

The authorizations may be exercised once or several times, in full or for partial amounts, individually or together, the authorizations under (aa), (bb) and (cc) also by group companies or third parties for account of the Company or the group companies.

c) The Board of Management shall each time inform the Shareholders' Meeting about the reasons for and the purpose of share buybacks, the number of shares acquired and the amount of the capital stock they account for, their share in the capital stock and the shares' countervalue. Should the XETRA system be replaced by a comparable successor system, the latter shall take the place of the aforementioned XETRA system in this authorization as well.

d) The authorization to buy back own shares that was given by the Shareholders' Meeting on May 28, 2002 under Item 5 of the Agenda and that is limited in time until October 31, 2003 shall be cancelled once this new authorization comes into force.

9. Election of a new Supervisory Board

The Supervisory Board's term of office will end upon expiry of this Shareholders' Meeting on April 30, 2003.

In compliance with Sect. 96 Para. 1 of the German Stock Corporation Act (AktG), Sect. 7 Para. 1 of the German Codetermination Act and Sect. 8 Para. 1 of the Articles of Association, the Supervisory Board shall consist of 20 members with 10 members representing the shareholders and 10 members representing the employees. The Shareholders' Meeting shall elect ten Supervisory Board members. It is not bound to agree to election proposals.

The Supervisory Board proposes that the following gentlemen be elected*:

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens AG, Munich

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board
of Deutsche Bank AG, Frankfurt

Dr. Gerhard Cromme
Chairman of the Supervisory Board
of ThyssenKrupp AG, Düsseldorf

Ulrich Hartmann
Chairman of the Board of Management
of E.ON AG, Düsseldorf
(until April 30, 2003)

Ulrich Hocker
Chief Managing Director, Deutsche Schutzvereinigung für Wertpapierbesitz e.V., Düsseldorf

Prof. Dr. Ulrich Lehner
Chairman of the Management of Henkel KGaA, Düsseldorf

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board
of Ruhrgas AG, Essen

Dr. Henning Schulte-Noelle
Chairman of the Board of Management
of Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Chairman of the Board of Management
of E.ON AG, Düsseldorf
(until April 30, 2003)

Dr. Georg Frhr. von Waldenfels
Attorney-at-law, Munich

*All information is given as at March 11, 2003, the day of the invitation to the shareholders' meeting of E.ON AG.

10. Appointment of the auditors for the 2003 financial year

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, be appointed auditors for the 2003 financial year.

Reports of the Board of Management to the Shareholders' Meeting pursuant to Sect. 221 Para. 4 Sent. 2, Sect. 71 Para. 1 No. 8, both in connection with Sect. 186 Para. 4 Sent. 2 of the German Stock Corporation Act (AktG) on Items 7 and 8 of the Agenda

Re. Item 7 of the Agenda (exclusion of subscription rights when issuing bonds with conversion or option rights)

On the basis of a resolution passed at the Shareholders' Meeting on May 25, 2000, the Board of Management is presently authorized to issue once or several times—subject to the approval of the Supervisory Board—bonds with conversion or option rights for shares of the Company ("bonds") until May 25, 2005. In view of the fact that the aforementioned authorization to issue bonds, of which as yet no use has been made, is to be extended by the option of using own shares in the event of conversion or option rights being exercised and by the option of establishing conversion obligations, it is intended to replace it with a new authorization to issue bonds. Accordingly, it will then be possible to grant bonds with conversion or option rights as well as conversion obligations up to a nominal amount of €5,000,000,000, with a maximum maturity of 20 years and with conversion or option rights as well as conversion obligations for shares of the Company accounting for an amount of the capital stock of up to €175,000,000.

The issue of bonds allows raising capital under attractive terms. The attained conversion and option premiums will benefit the Company. The new option of establishing conversion obligations—in addition to the granting of conversion or option rights—will extend the leeway for shaping this financing instrument. This means that any disadvantages related to conversion obligations, which may also be established during the bond's life, may wholly or partly be offset by cash payment so that the holders of the bonds will get back an amount up to the bond's face value in the form of shares and a cash payment. The cash payment will be limited so that the calculated conversion price for the shares, taking into account the cash payment, will equal at least 80 percent of the stock exchange price—as explained in more detail in the authorization—at the time the bonds are issued.

The authorization gives the Company the flexibility it requires to place the bonds itself or through majority-owned subsidiaries. In the latter case, the authorization also encompasses the possibility of assuming the guarantee for bonds issued by group companies. Besides this, the company is to be given the option to also issue bonds in exchange for contributions in kind if the value of these contributions in kind is at least equal to the issue price. Besides in Euros, bonds may also be issued in legal currencies used in other OECD countries. In this case, in principle shareholders must be granted subscription rights.

In the event of bonds being issued in exchange for contributions in kind, the Board of Management will be authorized, subject to the approval of the Supervisory Board, to exclude shareholders' subscription rights. An exclusion of subscription rights is in particular necessary if bonds are to be used as acquisition currency. The use of bonds allows the acquisition of companies, business units, shareholdings or other assets without having to make cash payments. In regard to acquisitions, too, E.ON AG is faced with increasing global competition. This international competition and the globalization of the economy increasingly require businesses to be in a position to grant shares or bonds as consideration when acquiring companies. The authorization proposed here is intended to give E.ON AG the flexibility it requires to take advantage of arising opportunities for acquiring in particular companies or interests in companies in exchange for bonds. The Board of Management will carefully check in each individual case whether to make use of its authorization to issue bonds in exchange for contributions in kind while excluding subscription rights. It will only do so if it is in the prevailing interest of the Company and thus of its shareholders.

Furthermore, the Board of Management is intended to be authorized, subject to the approval of the Supervisory Board, to exclude subscription rights in the event of bonds being issued in accordance with Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG) (applied mutatis mutandis) insofar as the issue of shares due to the exercise of conversion or option rights or the fulfilment of conversion obligations is limited to a maximum of ten percent of the Company's capital stock.

The Board of Management will only make use of its authorization to exclude subscription rights as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG) in such a way that the sum of the shares that are sold for cash thereafter or issued in return for cash contributions through the utilization of the authorized capital III (Sect. 3 Para. 4 of the Company's Articles of Association) upon the issue of bonds under Item 7 of the Agenda of this Shareholders' Meeting as well as under an authorization of the Shareholders' Meeting to sell own shares as per Sect. 71 Para. 1 No. 8 of the German Stock Corporation Act (AktG) whilst excluding the subscription right pursuant to Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG) and the conversion or option rights to shares that are granted (or the obligations to convert into shares that are established) when bonds are issued in return for cash contributions does not exceed ten percent of the capital stock at the time of sale or issue.

By excluding subscription rights, the Company will gain the flexibility it requires to take advantage of favourable stock market situations and to use capital markets in the short term. The conversion and option premiums to be achieved will benefit the Company. In contrast, the issue of bonds while granting subscription rights is often less attractive due to the possible volatility of the E.ON shares. Because of this volatility, conditions which are advantageous to the Company and as close to the market as possible can only be fixed if the Company is not bound by them for too long a term. Otherwise, a considerable safety margin would have to be deducted in order to guarantee the conditions' attractiveness and thus the issue's chances of success over the whole offering period.

In the event of subscription rights being excluded as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG), the Board of Management is obliged to obtain the expert opinion of an investment bank or auditing company. The expert's report has to furnish proof that the issue price is not substantially below the theoretical market value of the bond so that the shareholders' protection against dilution of their shareholdings is ensured. In such case, the shareholders will not suffer any pecuniary disadvantage by subscription rights being excluded. Their financial interests will be safeguarded appropriately. In addition, they will also be able to maintain their share in the Company's capital stock at almost the same conditions through acquisitions on the stock market.

The Board of Management will also be authorized, subject to the approval of the Supervisory Board, to except fractional amounts from the subscription right. Such fractional amounts may result from the sum of the total amount issued and the presentation of a practicable subscription ratio. In these cases, the exclusion of subscription rights will make the capital measure easier to carry out. Furthermore, the Board of Management is to be given the option, subject to the approval of the Supervisory Board, to exclude shareholders' subscription rights to grant the holders or creditors of conversion or option rights or convertible bonds provided with conversion obligations a subscription right to the extent to which they would be entitled after exercising their conversion or option rights or after fulfilment of the conversion obligations. This makes it possible, in the event of the authorization being utilized, to prevent the option or conversion price having to be reduced in accordance with the option and conversion terms for the holders of already existing conversion or option rights or for the creditors of convertible bonds with conversion obligations that have already been issued.

To further increase flexibility, the terms and conditions of the bonds may provide that the Company will not grant shares of the Company should conversion or option rights be exercised but will pay the equivalent in cash. Such virtual convertible or option right bonds can serve the Company as a financing measure close to the capital market without making necessary a real capital measure under company law. As far as these instruments are concerned, the equivalent to be paid in cash in the event of the conversion or option rights being exercised corresponds, in compliance with the bond terms, to the average price at which the E.ON shares are traded in XETRA's afternoon session (or in a successor system replacing XETRA trading) on the Frankfurt stock exchange on at least two consecutive stock exchange trading days during a period of five stock exchange trading days prior to and five stock exchange trading days after declaring conversion or exercising the option.

In addition, the terms and conditions of the bonds may provide that the number of the shares to be subscribed in the event of the conversion or option rights being exercised or upon fulfilment of the conversion obligations or any relevant right of exchange are variabel and/or that the conversion or option price—depending on the share price performance or as a result of antidilution provisions—may be changed during the bond's or option's life within the limits to be determined by the Board of Management. This allows the issue's attractiveness on the capital market to be increased in certain situations. However, even in the case of a variable exchange ratio or a variable conversion or option price, the conversion or option price to be fixed for one share has to amount to at least 80 percent of the average price at which the shares of E.ON AG are traded in XETRA's afternoon session (or in a corresponding successor system) on the Frankfurt stock exchange during the five stock exchange trading days prior to the day on which the Board of Management passed the resolution on the issue of bonds or at least 80 percent of the average price at which the shares of E.ON AG are traded in XETRA's afternoon session (or in a corresponding successor system) on the Frankfurt stock exchange during the subscription period, with the exception of the last five calendar days prior to the expiry of the subscription period.

The conditional capital to be created is intended to serve the conversion or option rights connected with the bonds or to fulfil conversion obligations for shares of the Company as far as bonds have been issued. Own shares may also be used instead of this.

Re. Item 8 of the Agenda (exclusion of subscription rights when selling own shares)

The authorization is intended to give the Company the option to continue buying back own shares and to use them for reducing its possibly oversized equity base, for directly or indirectly paying the purchase price in the event of acquisitions or for satisfying the claims of creditors of bonds with conversion or option rights or conversion obligations or to resell them.

Besides acquiring shares via the stock exchange, the Company is intended to be given the option to buy back own shares by making a public purchase offer to the Company's shareholders or—if permitted by law—by means of a public call for the submission of such an offer. The principle of equal treatment provided for in the German stock corporation law must be observed here. Should the public purchase offer be oversubscribed, acceptance must be effected according to quotas. However, the preferred acceptance of small offers or small parts of offers up to a maximum of 150 shares is intended to be admissible. This serves to avoid fractional amounts when establishing acquisition quotas and small remainders, which makes technical processing easier.

The German Stock Corporation Act (AktG) allows own shares bought back to be resold via the stock exchange or in the form of an issue with shareholders being granted a subscription right, but also permits restrictions of the subscription right under Sect. 186.

Accordingly, the authorization to be given under b) (aa) of Item 8 of the Agenda provides that the subscription right may be excluded in the event of a resale pursuant to Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG). This allows E.ON AG to sell its own shares, for example to new shareholder groups at home and abroad. The management can take advantage of opportunities arising on the stock market quickly, flexibly and on favourable terms. The Board of Management will only make use of the authorization to sell own shares pursuant to b) aa) when utilizing the authorized capital III (Sect. 3 Para. 4 of the Company's Articles of Association) and when issuing bonds according to Item 7 of the Agenda of this Shareholders' Meeting in such a way that the sum of the shares sold for cash thereafter—under exclusion of the subscription right as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG)—or issued in return for cash contributions and the conversion or option rights to shares that are granted (or the obligations to convert into shares that are established) when bonds are issued in return for cash contributions does not exceed ten percent of the capital stock at the time of sale or issue.

The authorization also provides for the option of excluding the subscription right to allow the shares to be used directly or indirectly in exchange for contributions in kind, in particular within the scope of mergers or when acquiring companies, business units, shareholdings or other assets. In regard to acquisitions, too, E.ON AG is faced with increasing global competition. This international competition and the globalization of the economy increasingly require businesses to be in a position to use their own shares as consideration when acquiring companies. The authorization proposed here is intended to give E.ON AG the flexibility it requires to take advantage of arising opportunities for acquiring in particular companies or interests in companies in exchange for own shares without capital measures. The option of excluding shareholders' subscription rights described above serves this purpose.

Furthermore, the authorization provides that the Company's own shares—under exclusion of the shareholders' subscription rights—may be used to satisfy the conversion or option rights or conversion obligations of creditors of bonds issued by the Company or group companies. Instead of increasing capital, it may therefore be useful to wholly or partly use own shares to fulfil conversion or option rights or conversion obligations. However, it must be taken into account that, in principle, the bonds themselves must only be issued safeguarding shareholders' subscription rights, so that indirectly shareholders' subscription rights are preserved.

In any event, the Board of Management shall take nothing but the interests of the shareholders and the Company into consideration when deciding on how to use the Company's own shares.

When selling shares to third parties for cash under exclusion of the subscription right as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG) (Sub-Item b) (aa) of the authorization proposed under Item 8 of the Agenda), the selling price will be closely in line with the prevailing stock exchange price and only fall short of it insignificantly, if at all. When selling shares to third parties in connection with mergers and acquisitions of companies or shareholdings (Sub-Item b) (bb) of the authorization proposed under Item 8 of the Agenda), the selling price must not fall short of the average price at which shares of E.ON AG are traded in XETRA's afternoon session (or in any successor system) on the Frankfurt stock exchange during the last three trading days prior to the basic agreement with the third party, which must be documented in writing, or prior to the agreement with the third party coming into force by more than five percent (excluding incidental purchase costs). Fixing the price closely in line with going rates ensures that shares are sold at appropriate prices.

The Board of Management will inform the Shareholders' Meeting when this authorization is made use of.

Shareholder motions and nominations

The Board of Management will announce possible shareholder motions and nominations pursuant to Sec. 125 et seq. of the German Stock Corporation Act (AktG) only if petitioners provide proof of their capacity as shareholders. Shareholder motions and nominations are to be exclusively directed to

E.ON AG
Re: Motions for Shareholders' Meeting
E.ON-Platz 1
40479 Düsseldorf
Germany.

Fax: +49-211-4579-501
E-mail: motions@eon.com

Motions and nominations received in time under this address will be made accessible to the other shareholders on the Internet under www.eon.com.

Attendance at the Shareholders' Meeting

Entitled to attend and vote at the Shareholders' Meeting are only those shareholders who properly deposit their shares or corresponding deposit receipts issued by a collective security-deposit bank with one of the depositaries named below on Wednesday, April 23, 2003, at the latest, and leave them there until the end of the Shareholders' Meeting.

The following banks are depositaries:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank Girozentrale
Commerzbank AG
DZ BANK AG
HSBC Trinkaus & Burkhardt KGaA
ING BHF-BANK AG
Landesbank Baden-Württemberg
Norddeutsche Landesbank Girozentrale
Sal. Oppenheim jr. & Cie. KGaA
WestLB AG

Swiss depositary agents are:

Credit Suisse First Boston
UBS AG

The deposit can also be made by the shares being held by another bank with the approval and on behalf of one of the depositaries named above and blocked until the end of the Shareholders' Meeting.

The deposit can alternatively be made with a collective security-deposit bank, the headquarters of E.ON AG in Düsseldorf, or a German notary. In the event of a deposit with a German notary, the certificate of deposit must be submitted to our Company in Düsseldorf at the latest on the day after the end of the deposit term, i.e. Thursday, April 24, 2003.

Upon the deposit of the shares, the depositaries will issue admission tickets upon request, entitling the holders to attend the Shareholders' Meeting. In the event of a deposit with a German notary, the admission tickets will be issued solely by E.ON AG in Düsseldorf on submission of the certificate of deposit.

Proxy Voting

Shareholders who do not want to attend the Shareholders' Meeting in person may exercise their voting rights by proxy, e.g. through a bank or through a shareholder association.

In addition, we offer to our shareholders to grant already before the Shareholders' Meeting power of attorney to proxy persons appointed by the Company who will cast their votes in line with the directions given by the shareholders. Those shareholders who wish to grant a power of attorney to proxy persons appointed by the Company, for this need an admission ticket for the Shareholders' Meeting. They receive such admission ticket for the Shareholders' Meeting upon deposit of their shares, as described above.

Düsseldorf, March 2003

The Board of Management

Notes

Annual Report

The Annual Report, submitted to each shareholder attending the Annual Shareholders' Meeting, contains details of the Financial Statements of our Company and Group. The Annual Report is also available from E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany, and can be downloaded at www.eon.com.

Questions at the Annual Shareholders' Meeting

Shareholders wishing to ask questions at the Annual Shareholders' Meeting are kindly requested to submit inquiries to E.ON AG in writing before the Annual Meeting as far ahead as possible. This will enable the Board of Management to respond effectively to questions as well as provide shareholders with the most detailed and informative answers to their inquiries.

Dividend Payment

The dividend will be paid out by the depositary banks from Friday May 2 2003 according to the resolution of the Annual Shareholders' Meeting. The dividend will normally be subject to a deduction of 20 percent withholding tax and 1.1 percent solidarity surcharge (5.5 percent of the withholding tax), resulting in total tax deductions of 21.1 percent.

For German resident shareholders the withholding tax and solidarity surcharge will be credited against their income tax or corporate income tax and solidarity surcharge liabilities and refunded in the case of overpayment.

Withholding tax and solidarity surcharge will not be deducted in the case of shareholders who have submitted to the depositary bank a "non-assessment certificate" issued by the German tax authorities. The same applies to shareholders who have submitted an "exemption certificate" to their depositary bank to the extent that the exempted amount has not already been set against other income from capital investments. Only the taxable part of the dividend is set against the exempted amount (half-income principle).

For German resident corporate shareholders, the dividend payment will generally lead to an increase in corporate income tax and to an equivalent increase in corporate income tax credit of an amount equal to the corporate income tax reduction within E.ON AG, i. e. 1/6th of the gross dividend. However, this treatment could be changed by the tax benefit reduction bill which is currently under discussion.

Foreign shareholders may be able to benefit from a double tax treaty between their country of residence and Germany. The applicable withholding tax rate and therefore the amount of solidarity surcharge is generally reduced under these agreements. Claims for repayment must be submitted to the German Federal Tax Office, 53225 Bonn, Germany, by December 31, 2007 at the latest.

on:

We all know people who use their energy to make things happen. They're switched on. Being switched on begins as an idea and is transformed into action. People who are switched on don't give up. They persevere. People who are switched on aren't infallible. But they know how to learn from their mistakes. To be switched on, you don't have to be famous or draw attention to yourself. Most switched-on people are everyday heroes. People with joys and sorrows, successes and setbacks. People like you and me. People, for example, who work at E.ON. They may have different backgrounds, lifestyles, and visions, but they have one thing in common. In both their professional and their personal lives, they passionately pursue their goals and make their dreams happen.



I'm switched on.

When he's not on duty as a call center specialist at Powergen in Nottingham, Billy Carruthers spends an evening each week, a couple weekends each month, and about half of his annual vacation days working with young people. He's an officer in the Boys' Brigade, a non-profit group that organizes activities for school-aged boys, many of whom come from under-privileged families. Billy has taken his troop on field trips, gone camping with them, and plans to take them rock-climbing this summer after having organized a fund-raising drive to collect money to buy the necessary equipment. He also encourages his troop to do volunteer work in their neighborhoods. The boys have the opportunity to earn merit badges for participating in athletic competitions or completing specific tasks. The badges provide them with positive reinforcement for their personal development.

"It's great to see the faces of our boys when they receive a badge they've worked hard for," says Billy. "And anyway, I'm still a kid at heart. That's one of the reasons why I enjoy working with young people."

Jag är on.

Monika Hågestam is a support agent at the Call Center in Sydkraft's Marketing & Sales unit in Sundsvall, Sweden. She meets challenges head on. She has a black belt in ju-jitsu, the Japanese art of self-defense. She's also a member of *Lottorna*, the Swedish Women's Voluntary Defense Service, where she was trained as an aircraft observer. After joining the Voluntary Motorcycle Service, she's now in the process of completing an advanced training course in military motorcycles. As part of the final exam she has to demonstrate that she's able to repair her cycle, even in the dark. By passing the exam she will become a member of Sweden's National Home Guard.

"The *Lottorna* and the Motorcycle Service are great. I get to meet interesting people from all over Sweden. I also like knowing that I'm doing something for my country," says Monika.



Ich bin on.

Karl Gruber works in the warehouse at E.ON Kernkraft's Isar II power station in Essenbach, Germany. He devotes much of his free time to the volunteer fire department. As the district inspector, he not only supervises emergency response teams as they fight fires, he's also responsible for all 63 volunteer fire brigades in the Landshut administrative district. He oversees training exercises, designs emergency plans, inspects buildings for fire code compliance, and ensures that the brigades under his supervision have the fire-fighting equipment they need. He does it all as a volunteer.

"As firefighters, we have an enormous responsibility for the health and safety of the people in our communities," Karl says. "It's a responsibility we take very seriously."





I'm switched on.

When she's not working as a dispatcher for Distribution Operations at LG&E Energy in Louisville, Kentucky, Rhonda Minor spends all her time with her children. She and her husband have 14 in all, ranging from a newborn to a 15-year-old. Three are their own, three are relatives, and seven are adopted. Rhonda has been a foster parent for 16 years, providing a home to children whose biological parents are temporarily unable or unwilling to care for them. During this time, she has taken in more than 50 foster children, offering them a loving, stable family environment until their biological parents can take them back, or until they're adopted.

"It's sometimes a challenge to take care of so many kids," Rhonda said. "But the love my husband and I have for every one of our children enables us to overcome any obstacle."

Letter to our shareowners





Ulrich Hartmann and Prof. Dr. Wilhelm Simson

Dear Shareowners:

In this report, you'll encounter more than facts and figures. You'll meet some of the people who make E.ON a special place to work. We introduce you to six talented and dedicated E.ON Group employees who resolutely and passionately pursue their goals—in their personal and their professional lives. We like to say they're "switched on." We made this the theme of our annual report because we're convinced that these employees exemplify qualities that have made your company successful.

E.ON operates in highly competitive and dynamic markets, where to seize opportunities you have to act swiftly and decisively. That's why we've set a rapid pace to further strengthen E.ON's position both in and outside Germany. Less than three years have passed since the VEBA-VIAG merger that created E.ON, and we've already achieved most of the objectives of our Focus & Growth strategy. Our ambitious divestment program is almost complete. Our business portfolio is now clearly focused on our core energy business of electricity and natural gas. And with the acquisition of Powergen and Ruhrgas, E.ON has achieved key milestones towards its goal of becoming a premier global energy services provider.

Along with the progress made in executing our strategy, we also further enhanced E.ON's earnings power. In 2002, we set a new company record for internal operating profit and improved our net income. The decisive factors were the growth and the operational improvements we achieved in our core energy business. We're also proposing to pay out an all-time-high dividend, marking the fourth year in a row that we've raised the dividend.

Core energy business expanded into a new dimension. The acquisition of Powergen has given E.ON a leading position in the U.K. and, via Powergen's subsidiary LG&E Energy, an excellent platform for further growth in the U.S. This one transaction has transformed E.ON from a premier European energy utility into a truly global player.

In October 2002, Powergen made the right response to its difficult market environment by acquiring TXU Europe's U.K. retail business. The deal more than doubled Powergen's customer base. The company now has roughly 8.9 million customer accounts, making it the U.K.'s top electricity retailer and second-biggest natural gas retailer. Moreover, Powergen is now well balanced between its generation and mass-market retail operations in the U.K., giving it an excellent competitive position in Europe's third-largest energy market.

Quantum leap in gas business. The acquisition of Ruhrgas represents a strategic breakthrough for E.ON, complementing our leading position in electricity with a strong competitive position in natural gas. To go along with our fully integrated electricity business, we're now also a major player at each link of the natural gas value chain: from production to wholesaling, and from transport to retailing. After the acquisition of Ruhrgas and the disposal of the shareholdings required under the ministerial approval, we will provide 13 million customers across Europe with natural gas service, making us one of Europe's leading suppliers of this important resource.

Gas supply is a growth industry. According to EU forecasts, the demand for natural gas will grow by an average of 2 to 4 percent per year through 2020. Over the same period, gas demand is expected to climb by 50 percent to roughly one third of overall energy demand. No other energy source is forecast to have that kind of growth.

Ruhrgas's direct access to major natural gas suppliers gives E.ON a superb strategic position. We intend to capitalize on the growth opportunities in this market. In the area of natural gas procurement, Ruhrgas has long-term supply agreements, excellent industry contacts, proven expertise, and an extensive transport system. We aim to build on this strategic advantage by making targeted investments in the company's gas infrastructure in order to secure our production base.

The integration of Ruhrgas into the E.ON Group takes on even greater significance in view of the increasing convergence of power and gas. Electricity and gas offer cross-commodity synergy benefits, particularly in areas like trading and retailing. Moreover, we anticipate that clean-burning natural gas will play an even greater role in electric generation over the medium term.

Position in Europe fortified and enlarged. Major acquisitions aren't the only way to achieve growth. That's why we've seized several smaller-scale opportunities in order to expand E.ON in Europe. We acquired the Wesertal regional utility and increased our stakes in EAM and EMR. These moves gave us a majority interest in all three utilities. Using the flexibility that comes with majority ownership, we're now in the process of combining EMR, Wesertal, and Pesag to create a powerful regional utility in central Germany. By merging Schleswag and Hein Gas, we will create another strong E.ON company that provides electric and gas retail service to about 1.5 million homes and businesses in northern Germany.

Outside of Germany, our target markets for growth are the Alpine region, Central Europe, and Scandinavia. We are systematically expanding our energy operations in these markets. Through our acquisition of a majority interest in Édász, Hungary's second-largest electric company, the E.ON Group now has a significant market share in this key Central European country. In the neighboring Slovak Republic, we have a substantial stake in ZSE, the country's biggest energy utility.

Focus on core energy business nearly complete. The growth that has made us a truly global utility group has only been possible because we focused our energies early on. Since the merger that created E.ON, we've divested 13 non-utility shareholdings. The proceeds on these disposals total more than €33 billion.

In 2002, we sold VAW aluminium to Norsk Hydro, VEBA Oel to BP, Stinnes to Deutsche Bahn, and Schmalbach-Lubeca to Ball, an U.S.-based packaging manufacturer. In January 2003, we initiated the disposal of our Chemicals division by selling shares in Degussa to RAG. We reached an agreement with Bouygues Group to sell our stake in Bouygues Telecom. Now, the only shareholdings on our divestment list are Viterra and Connect Austria, a mobile communications company.

Internal operating profit and net income higher. In the year under review, E.ON continued to deliver impressive operating performance despite a difficult business and economic environment. Internal operating profit climbed 23 percent from the strong prior-year figure to €3.9 billion—a new company record. The decisive factor was the substantial earnings growth at E.ON Energie, whose internal operating profit was up 28 percent to nearly €2.9 billion. In addition to operational improvements, the advance reflects the effects of first-time consolidations and lower depreciation expense.

Nevertheless, not even E.ON was able to evade the effects of the weak stock market, which necessitated valuation adjustments totaling €2.4 billion on securities we hold. Powergen's difficult market environment resulted in impairment charges of €2.4 billion on the goodwill stemming from our acquisition of the company. These non-recurring charges are more than offset by substantial book gains on disposals and our record internal operating profit. Net income was up 8 percent overall to €2.8 billion, impressive evidence of the E.ON Group's earnings strength.

New record dividend. At the Annual Shareholders' Meeting on April 30, 2003, we will propose that E.ON pay a cash dividend of €1.75 per share, a €0.15 or 9.4 percent increase from the previous year. The higher dividend in particular reflects E.ON's solid earnings performance and the increase in net income. The dividend yield is 4.55 percent based on E.ON stock's year-end 2002 closing price, making E.ON a dividend leader among Germany's Dax 30 companies.

Sound capital structure. After the Powergen and Ruhrgas acquisitions, E.ON continues to have an excellent capital structure. E.ON's equity ratio of 22.7 percent is markedly above those of its utility peers. Our net debt is only half the size of stockholders' equity, another area in which E.ON compares very well with its industry rivals.

A key source of financing is our strong cash flow, which improved substantially in 2002, increasing by 39 percent to €3.7 billion. As we have sharpened the focus on our core energy business, our cash flow has become more stable. Over the medium term, we expect additional cash inflows from our remaining divestments. Beyond this, we have arranged a syndicated credit line of €15 billion in case the need for additional financing arises.

Integration moves ahead. By systematically improving E.ON's operating performance and by integrating our new subsidiaries, we expect to further enhance E.ON's earnings strength. The integration of Powergen and LG&E Energy is already at an advanced stage. A central component of our integration program is to leverage E.ON's skills to new marketplaces by means of a best-practice project launched last September.

German government spends liberalization dividend. The keen competition that followed the complete liberalization of Germany's electricity sector initially led to price reductions of 40 percent for industrial customers and 20 percent for residential customers. These price cuts have largely been swallowed up by the ecotax and the German government's subsidy schemes for regenerative energy and combined heat and power generating stations. There are probably few residential customers in Germany who know that government levies account for about 45 percent of their electric bill. Taxes and other levies also make up an increasing share of natural gas prices. These kinds of market distortions hurt consumers as well as companies and are irreconcilable with the goals of liberalization.

Motivated and dedicated employees. The fundamental transformation of the E.ON Group and the far-reaching changes to the energy markets continually confront our employees with challenges. In 2002, our people's outstanding work and exemplary commitment were once again crucial in moving E.ON forward. Without their flexibility and openness to change, the Group's realignment would be impossible. We would like to take this opportunity to thank our employees for their results-oriented and energetic attitude. We would also like to thank the employee representatives for the even-handed and constructive fashion in which they fulfill their responsibilities. E.ON has the right team to play at the top of the world utility league.

Ongoing liberalization creates new opportunities. With our earnings power, financial strength, and high-caliber employees, we are superbly positioned to achieve further profitable growth. We expect the ongoing liberalization of Europe's energy markets to create new growth opportunities. By July 2007 at the latest, consumers across Europe will be able to choose who provides their home with electric and gas service. Industrial customers will be able to choose their supplier by the middle of next year. Customer choice will further intensify competition. We're in excellent shape to meet this challenge. Our experience in open markets gives us a clear competitive advantage. E.ON is the only energy services provider that today already has leading market positions in all of Europe's fully liberalized energy marketplaces. And E.ON is well positioned in many of the countries that are currently transitioning to open markets. These include important new EU members like the Czech Republic, the Slovak Republic, and Hungary, countries whose economies are forecast to grow at above-average rates.

Focus on value enhancement. In the past year, E.ON decisively seized the opportunities created by energy market liberalization. We achieved important growth objectives in Europe. We successfully entered the U.S. market. The key tasks going forward are to use the momentum we have achieved in order to further boost earnings and to resolutely cut costs and deliver synergies so that we enhance the profitability of our shareholdings. Beyond this, E.ON has substantial flexibility to achieve further growth through initiatives that enlarge and enhance the value of our market positions in and outside of Germany.

E.ON: success through systematic change. By merging VEBA and VIAG less than three years ago, we laid the foundation for E.ON. Since then, the E.ON Group has implemented far-reaching changes at a rapid pace. It was obvious to us that E.ON could only achieve long-term success in the energy business by being clearly focused. To achieve this goal, we divested numerous shareholdings, some of which had a long and impressive history within our company. These decisions weren't easy, and the resulting changes were at times hard for the companies affected and especially for their employees. But E.ON's reorientation was unavoidable. We had to give E.ON the right structure to succeed in a rapidly changing and increasingly global market.

Our term as Chairmen of the Board of Management and co-CEOs of E.ON AG will end on April 30, 2003. You, our shareowners, have followed E.ON's development closely: sometimes critically, but always constructively. We would like to express our sincere thanks for your trust, without which the fundamental changes to the company would not have been possible.

The Supervisory Board has appointed Dr. Wulf H. Bernotat to serve as Chairman of the Board of Management and CEO of E.ON AG starting on May 1, 2003. We're certain that Dr. Bernotat and his colleagues on the Board of Management will provide E.ON with discerning and decisive leadership. They have our best wishes for success.

Sincerely yours,

Ulrich Hartmann

Prof. Dr. Wilhelm Simson



Ik ben on.

Ricardo Baptiste works as a financial planner and controller at E.ON Benelux's Galileistraat power station in Rotterdam, the Netherlands. He's also an enthusiastic runner. He trains nearly every day and competes in races whenever he can find the time. Ricardo has also found a way to combine his favorite hobby with a good cause. Every year, he and his team participate in the RoPa-Run, the world's longest non-stop relay race. The race starts in Rotterdam and ends 530 kilometers (330 miles) away in Paris. It takes Ricardo and his teammates, some of whom are his E.ON colleagues, just 36 hours to cover the distance. The proceeds of the event go to a Dutch clinic specializing in treating cancer patients.

"I don't let down until I've crossed the finish line—when I'm running a 10k and in everything else I do," says Ricardo.

E.ON Group			
€ in millions	2002	2001[1]	+/- %
Sales	37,059	37,273	-1
EBITDA	7,680	6,649	+16
EBIT	4,732	3,695	+28
Internal operating profit	3,890	3,157	+23
Net income	2,777	2,570	+8
ROCE (in %)	9.3	9.6	-0.3[2]
Capital employed (annual average)	51,052	38,402	+33
Cash provided by operating activities	3,690	2,652	+39
Investments	24,182	6,909	+250
Employees at year end	107,856	92,754	+16

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 89 of our 2002 Annual Report).
[2]Difference in percentage points.

Difficult economic environment. The global economic climate grew perceptibly bleaker as 2002 wore on. The economic slowdown was particularly noticeable in Western Europe and North America. Estimates put the growth of the EU's gross domestic product at a sluggish 1 percent in 2002. The U.S. economy grew at an annual rate of 2.4 percent.

Germany's economy remained weak. Though the economy stabilized in the second half of the year, there was no upturn. The German economy grew at an annual rate of only 0.2 percent due to a number of factors. Economic growth was dampened by lower investment and consumption. The recession in the construction sector continued. Only modest impetus came from the country's export sector. The Iraq conflict and the resulting increase in oil prices made the economic mood even gloomier. Other negative factors included the dampening of the economic recovery in the U.S. and the euro's gains against the dollar.

Electricity consumption in Germany reflected the weak economy and mild weather. According to preliminary estimates, the country consumed slightly more electric power in 2002 than it did in 2001. Net generation was somewhat higher at 483.8 billion kilowatt-hours (kWh) against 477.5 billion kWh in the prior year. Electricity prices in 2002 displayed a modest upward trend compared with 2001.

At 148.7 billion kWh, electricity consumption in Sweden was down slightly from the prior-year figure of 148.9 billion kWh. Due to sporadic precipitation, electricity prices were extremely volatile and climbed sharply in December 2002. Because hydroelectric generating facilities are responsible for a substantial portion of electricity production in scandinavia, the low levels of precipitation led to a higher percentage of electric generation using more expensive energy sources such as natural gas.

The U.K. power market experienced extremely low wholesale prices in 2002. England and Wales together consumed roughly 314 billion kWh of electricity in 2002, up from 308 billion kWh in 2001. The factors behind the increase in demand include cooler temperatures and economic development.

The weak U.S. economy had a negative impact on the electricity market. This was compounded by the continued construction of new generating capacity, which put downward pressure on wholesale prices. Electricity suppliers benefited, though, from an exceptionally warm summer. The hot weather led to record demand in some regions of the U.S.

The business climate for Germany's chemicals industry remained difficult. The anticipated economic upturn in the second half of 2002 did not materialize. Chemicals production was unchanged from the previous year.

In Germany's real estate sector, 2002 did not bring an increase in the construction of apartment buildings. The construction of new one and two-family houses declined further. The decreasing supply of apartments led to rent increases, particularly in major metropolitan areas.

Acquisition of majority interest in Ruhrgas complete. In November 2001, we submitted to the German Federal Cartel Office for the acquisition of a majority shareholding in Ruhrgas. After the Cartel Office in early 2002 refused to allow the transaction to go through, we applied to the German Ministry of Economics and Technology for ministerial approval for our combination with Ruhrgas. In early July 2002, we received permission from the Economics Ministry to acquire a majority stake in Ruhrgas. The Ministry acknowledged that the combination would enhance Ruhrgas's ability to compete internationally and that it would help safeguard Germany's supply of natural gas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. However, nine competitors filed complaints against the ministerial approval in state Superior Court in Düsseldorf. The court subsequently issued orders to temporarily suspend E.ON's acquisition of a majority interest in Ruhrgas.

In September 2002, the German Economics Ministry confirmed the essential aspects of the ministerial approval granted in July 2002, for E.ON's acquisition of Ruhrgas. However, the Ministry tied its decision to even stricter conditions. The Economics Ministry and E.ON then filed a motion in state Superior Court in Düsseldorf to lift the temporary injunction. In December 2002, the court refused to grant the motion and upheld the temporary injunction.

On January 31, 2003, E.ON reached an out-of-court settlement with the companies that filed law suits in state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. All nine suits were withdrawn, enabling E.ON to complete its acquisition of Ruhrgas and to achieve important growth.

We reached an agreement with two of the opponents, EnBW and Fortum, on a commercial basis. Essentially, these deals involve exchanging shareholdings in and outside Germany. In addition, E.ON will acquire a stake in Concord Power under an agreement with EnBW and Saalfeld Group, the company's current ownership. Concord Power plans to build a new combined cycle gas turbine power station in Lubmin on the Baltic Sea.

The agreements reached with the other opponents involve electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. We believe that these costs are justified. The alternative course—to argue the case before Germany's Supreme Court *(Bundesgerichtshof)*—would almost certainly have delayed the resolution of the issue until the end of 2004. Now, we can focus immediately on rapidly developing our core energy business of electricity and gas. This is particularly urgent in the gas business, since our European rivals have become very active in the German market.

Ruhrgas gives us a storng competitive position in the European gas market, ideally complementing our leading position in the European electricity market. To go along with our fully integrated electricity business, we are now a major player along the entire energy value chain in natural gas: from production to wholesaling and from transport to retailing.

After the acquisition of Ruhrgas and the disposal of the shareholdings stipulated under the ministerial approval, we will provide 13 million customers across Europe with natural gas service, making us one of Europe's leading suppliers of this important resource.

Major milestone on road to becoming the world's leading energy services provider. We achieved a major milestone on the road to becoming the world's leading energy services provider when we acquired Powergen, a U.K.-based energy utility. Powergen gives us access to one of Europe's largest electricity markets. At the same time, our acquisition of LG&E Energy as part of the Powergen transaction gives us an excellent platform for further growth in the Midwestern U.S. The E.ON Group now sells over 340 billion kWh of electric power each year.

In April 2002, Powergen shareholders endorsed E.ON's takeover of their company. In June 2002, the U.S. Securities and Exchange Commission approved the acquisition. To meet the legal requirements for the takeover of LG&E Energy, Powergen's U.S.-based subsidiary, E.ON registered under the Public Utility Holding Company Act (PUHCA). As we had known in advance, to register under PUHCA we had to agree to dispose of all of our non-utility activities over the medium term. This is fully in line with our strategy of focusing on our core energy business. There were no unexpected conditions linked to E.ON's registration.

E.ON became the sole owner of Powergen and of LG&E Energy, Powergen's U.S. subsidiary, when it completed its takeover of the U.K.-based utility on July 1, 2002.

Powergen shares traded for the last time on stock exchanges in London and New York on June 28, 2002. Powergen shareholders received 765 pence per share, the price stipulated in our April 2001 cash offer. Excluding acquired debt, E.ON purchased all outstanding Powergen shares for approximately €7.6 billion (net of €0.2 billion cash acquired).

On October 21, 2002, Powergen acquired the U.K. retail operations of TXU Europe. Powergen acquired 5.5 million electricity and gas customers and three coal-fired power stations for €2.1 billion (net of €0.1 billion cash acquired). The deal did not include TXU's U.K. trading operations or power purchase agreements. The acquisition more than doubled Powergen's customer base. Powergen now provides electricity to 6.3 million customer accounts, making it the U.K.'s largest electricity retailer. In natural gas, the company became the second-biggest retailer, serving 2.6 million customer accounts. This enlarged customer base strengthens Powergen's competitive position within the retail sector. Powergen is now well balanced between its generation and mass-market retail operations.

E.ON continues systematic focus on core energy business. Consistent with our strategy, we systematically continued the focus on our core energy business. Funds freed up by divestitures that have already been executed and those planned for the future will be used to further enlarge our core energy operations.

- In January 2002, we sold our aluminum business to Norsk Hydro. VAW aluminium's enterprise value totaled approximately €3.1 billion. We recorded a book gain of roughly €0.9 billion on the sale.
- In early February 2002, BP acquired 51 percent of VEBA Oel by means of a capital increase. On June 30, 2002, we exercised the put option to sell our remaining 49 percent interest in VEBA Oel to BP, recording a book gain of approximately €1.4 billion on the transaction.
- In July 2002, E.ON completed negotiations with Deutsche Bahn (DB) on the sale of its 65.4 percent shareholding in Stinnes. The transaction was completed in early October 2002 in a public tender offer. E.ON received proceeds of about €1.6 billion and recorded a book gain of approximately €600 million.
- In August 2002, AV Packaging, a joint venture company in which E.ON held 49 percent and Allianz Capital Partners 51 percent, concluded an agreement on the sale of Schmalbach-Lubeca. Ball Corporation, a U.S.-based packaging manufacturer, purchased the company for approximately €1.2 billion. In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for about €1.8 billion. We recorded a book gain of roughly €560 million on the disposal of our interest in Schmalbach-Lubeca.

Key accounting and valuation policies. Stinnes, VEBA Oel, and certain of Degussa's non-core businesses (Degussa Bank, Gelatin, Persulfate, SKW Piesteritz, Textile Additives, Viatris, and Zentaris) were divested in 2002. In addition, the disposal of Viterra Energy Services was initiated in the fall of 2002. In accordance with U.S. GAAP, the results of these companies and activities are shown separately (net of taxes and minority interests) under "Discontinued operations" in our Consolidated Statements of Income. This applies to MEMC and VAW aluminium for the prior year. The figures for divested activities have been eliminated from all line items of our Consolidated Statements of Income for 2002 and 2001 and are shown under the line item "Discontinued operations."

From E.ON's perspective, the non-core assets divested by Degussa in 2001 (dmc², Phenolchemie, and Dental) did not meet the requirements of the U.S. GAAP standard on discontinued operations in effect until year end 2001 and are included in the year-earlier figures as continuing operations until the date of their sale.

Effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards (SFAS) 142. Under SFAS 142, goodwill from acquisitions completed subsequent to July 1, 2001, is not periodically amortized and is instead subject to impairment testing. Goodwill relating to acquisitions completed prior to July 1, 2001, is also no longer periodically amortized after January 1, 2002.

In order to improve comparability, we adjusted earnings figures for 2001 to reflect these new standards. This deviates from the procedure used in the Consolidated Financial Statements. Pages 87-89 of our 2002 Annual Report provide further explanations and a reconciliation to the figures published in the previous year.

Effective with our Interim Financial Statements for the period ended September 30, 2002, results from energy trading activities are recognized net due to the application of a change in accounting standard. In net recognition, sales are offset against cost of sales; this has no effect on income. Figures for both 2002 and 2001 have been adjusted to improve comparability.

The Other/Consolidation segment comprises E.ON AG, the Company's remaining shareholdings, and effects from consolidation. The remaining shareholdings include our telecom activities, Connect Austria and France's Bouygues Telecom. We disposed of the latter in early 2003. In addition, Klöckner & Co is included in the prior-year figures until the date of its disposal. This segment also includes the financing costs of the acquisition of Powergen and Ruhrgas.

Electricity sales higher. At 251 billion kWh, E.ON Energie sold 25 billion kWh or 11 percent more electricity in 2002 compared with the previous year. The increase results primarily from the inclusion of Sydkraft, a Swedish utility, for the entire year in 2002.

E.ON Energie generated 155.7 billion kWh or 59.5 percent (2001: 141.8 billion kWh or 60.3 percent) of its power procurement needs with electricity produced by its own generation fleet. In 2002, E.ON Energie purchased 106.2 billion kWh from outside sources, a roughly 14 percent increase from the 2001 figure of 93.3 billion kWh. The company thus purchased 40.5 percent of its electricity needs from outside sources in 2002 compared with 39.7 percent a year ago. E.ON Energie's total power procurements advanced by 11 percent to 261.9 billion kWh (2001: 235.1 billion kWh).

In the second half of 2002, Powergen sold 35.3 billion kWh of electricity in the U.K. 17.7 billion kWh of the electricity purchased by the company was generated in its own power stations. Powergen purchased 19.2 billion kWh from jointly owned power stations and from outside sources. LG&E Energy sold 24.6 billion kWh of electricity in the second half of 2002. At 22.1 billion kWh, LG&E Energy's proprietary and leased generation output covered most of its demand. Purchases from outside sources amounted to 3.9 billion kWh.

Group sales down from prior year owing to disposals. E.ON Group sales for 2002 declined about 1 percent year-on-year to €37.1 billion, despite the inclusion of Powergen, which became a fully consolidated E.ON division on July 1, 2002. The decline is mainly attributable to the divestment of certain non-core businesses at our Chemicals division and to the sale of Klöckner & Co in 2001.

E.ON Energie posted a substantial increase in sales. A key reason for the advance is that the revenues of Sydkraft and Hein Gas were included for the entire 2002 financial year. In 2001, Sydkraft and Hein Gas contributed only partial-year figures because they became fully consolidated E.ON Energie subsidiaries on May 1 and June 1, 2001, respectively. In addition, a number of companies contributed results for the first time in 2002: Energie-Aktiengesellschaft Mitteldeutschland EAM (from June 1), Elektrizitätswerk Wesertal (from July 1), Elektrizitätswerk Minden-Ravensberg (from August 1), Finland's Espoon Sähkö (from April 1), and Hungary's Édász (from December 1).

Powergen recorded €4.5 billion in sales in the second half of 2002. Of this figure, €3.2 billion of revenues were generated in the U.K., including the sales of the TXU activities acquired in October 2002. LG&E Energy has €1.3 billion in sales in the last six months of 2002.

Degussa reported substantially lower sales owing to the disposal of non-core businesses. On slightly higher unit sales and lower sales prices, Degussa's core divisions generated sales totaling €11 billion, slightly higher than the prior-year figure. Also a factor was the inclusion of the U.K.-based specialty chemicals enterprise Laporte, which in 2001 contributed only partial-year figures because it became a fully consolidated Degussa company on April 1, 2001.

In 2002, Viterra grew sales by €351 million or 40 percent. This primarily reflects the first-time consolidation of WohnBau Rhein-Main (WBRM) from October 1, 2001, and Deutschbau and Frankfurter Siedlungsgesellschaft (FSG) from January 1, 2002.

The E.ON Group generated 44 percent of its sales outside of Germany compared with 51 percent in the prior year.

Internal operating profit substantially higher year-on-year. Group internal operating profit for 2002 climbed by a substantial 23 percent from the previous year's very high figure. The increase is mainly attributable to sharply higher earnings at E.ON Energie, which in addition to operational improvements, reflect the effects of first-time consolidations and lower depreciation expense. Viterra also posted a substantially higher internal operating profit.

E.ON Energie's substantial increase in internal operating profit results mainly from operating improvements in the electricity business in Germany—including our cost-management measures—in the amount of €450 million. In addition, the full consolidations mentioned above raised earnings by €240 million. E.ON Energie had lower depreciation expense compared with the prior year, which had a positive earnings effect of €320 million. Earnings were negatively impacted by one-off charges in the generation business (€310 million), mainly related to the unplanned shutdown of Unterweser nuclear power station and increased provisions for nuclear waste management.

Powergen's internal operating profit totaled €329 million for the last six months of 2002. Of this total, Powergen recorded €155 million in the U.K. The activities acquired from TXU enhanced earnings in the very first two months of their inclusion. LG&E Energy contributed €194 million in earnings. The internal operating profit of the holding company was slightly negative. Although market development was unsatisfactory in the U.K., Powergen made a positive contribution to E.ON Group earnings, even after the financing costs recorded in our Other/Consolidation segment.

The internal operating profit of our Chemicals segment declined 11 percent to €655 million owing to the sale of non-core assets. Degussa's core divisions reported an internal operating profit of €692 million, which approximates the prior-year figure. Degussa's overall positive performance in a difficult economic environment is attributable to substantially lower interest expenses because of the company's markedly reduced debt in the wake of its many disposals.

Group sales

€ in millions	2002	2001	+/- %
E.ON Energie	19,518	16,227	+20
Powergen	4,476	-	-
Other Activities			
Chemicals	11,765	16,337	-28
Real Estate	1,226	875	+40
Other/Consolidation	74	3,834[1]	-98
Total external sales	**37,059**	**37,273**	**-1**

[1]Includes telecom activities and Klöckner & Co.

Group internal operating profit

€ in millions	2002	2001	+/- %
E.ON Energie	2,855	2,231	+28
Powergen	329	-	-
Other Activities			
Chemicals	655	733	-11
Real Estate	203	156	+30
Other/Consolidation[1]	-152	37	-
Group internal operating profit	**3,890**	**3,157**	**+23**

[1]Includes telecom activities and Klöckner & Co.

Viterra's internal operating profit advanced 30 percent or €47 million year-on-year. A key contributor was Viterra's Residential Real Estate business unit, which sold a total of approximately 9,900 housing units, 45 percent more than in 2001.

The internal operating profit reported under Other/Consolidation was down distinctly from the previous year, owing predominantly to the financing of our acquisition of Powergen and shares in Ruhrgas.

Group net income			
€ in millions	2002	2001	+/- %
Group internal operating profit	**3,890**	**3,157**	**+23**
Net book gains	1,078	929	-
Cost-management and restructuring expenses	-331	-325	-
Other nonoperating income/(loss)	-5,341	-560	-
Income/(loss) from continuing operations before incomes taxes and minority interests	**-704**	**3,201**	**-**
Income taxes	645	-81	-
Minority interests	-637	-561	-
Income/(loss) from continuing operations	**-696**	**2,559**	**-**
Income/(loss) from discontinued operations, net	3,282	37	-
Cumulative effect of changes in accounting principles, net	191	-26	-
Group net income	**2,777**	**2,570**	**+8**

Net book gains result primarily from the sale of Schmalbach-Lubeca and the Company's shares in Steag. Additional book gains were reported at E.ON Energie, principally from the break-up of Rhenag and the disposition of shares in Sydkraft and Watt. Book gains were partially offset by net book losses, primarily on the sale of securities at E.ON Energie and of the Company's shares in Orange.

Restructuring and cost-management expenses increased slightly compared with the prior year and were recorded mainly at our Chemicals segment in connection with its best@chem performance improvement program, at Powergen for power station closures, and at Viterra for the expenses related to the phasing out of its business of developing one and two-family houses.

The substantially higher loss recorded under other nonoperating earnings in the amount of approximately €5.3 billion is mainly attributable to an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition and to valuation adjustments in the amount of roughly €1.9 billion on the Company's approximately 6.7 percent stockholding in HypoVereinsbank. The weak stock market necessitated valuation adjustments in the amount of approximately €500 million on other securities held by E.ON Energie. Furthermore, the market valuation of energy derivatives resulted in unrealized expenses in the amount of approximately €190 million. The main cause of the writedown was the sharp increase in electricity prices on the Nordpool power exchange. This reduced the value of energy derivatives used to hedge the prices of future electricity output. However, the Company's margin is locked in and will be realized when the underlying transactions are completed and the corresponding hedges are unwound. Other nonoperating earnings also include expenses of €140 million from Degussa's antitrust proceeding and tax-related interest expenses of €135 million.

We announced in our Interim Report for the period ended June 30, 2002, that the market environment of three of Powergen's businesses had changed significantly since we had made our takeover offer in April 2001. Wholesale electricity prices in the U.K. generation business fell by approximately 25 percent, in particular owing to the introduction of a new trading system known as the New Electricity Trading Arrangements (NETA). At LG&E Energy, Powergen's U.S. subsidiary, earnings at the non-utility business in the U.S. were also down year-on-year owing to lower electricity prices and higher fuel costs. Non-utility operations account for about one fourth of LG&E Energy's business. LG&E Energy is also active in gas distribution in Argentina, where the ongoing economic crisis has led to a significant devaluation of the peso and negative economic growth. In view of these factors, it was necessary to reduce by an impairment charge the goodwill totaling approximately €8.9 billion recognized in the Powergen acquisition. The one-off impairment charge of roughly €2.4 billion is not cash-effective.

Because of the above-mentioned non-recurring effects, results from continuing operations before income taxes and minority interests amounted to a loss of €704 million, considerably below the prior-year figure.

The E.ON Group shows a tax benefit of €645 million for the 2002 financial year. This is because the current-year tax expense is more than offset by the release of deferred taxes, resulting in particular from valuation adjustments on securities held by the Company (€613 million) and from the revaluation for tax purposes of E.ON Benelux Generation's assets (€201 million).

The increase in minority interests mainly reflects changes in the Company's portfolio of shareholdings and higher earnings at E.ON Energie companies.

Despite the substantial increase in internal operating profit, income from continuing operations declined appreciably reflecting the above-mentioned non-recurring charges.

The major portion (€2.8 billion) of income from discontinued operations totaling €3.3 billion reflects gains on the disposition of these activities. The prior-year figure includes all charges related to the September 2001 disposal of MEMC, a silicon wafer manufacturer.

Group net income for the 2002 financial year reflects the Company's extensive divestments and our record-setting internal operating profit. Net income was negatively impacted by the impairment charge on the goodwill stemming from the Powergen acquisition, the valuation adjustment to the Company's shares in HypoVereinsbank, and additional writedowns on securities. Despite these non-recurring charges, Group net income was higher year-on-year.

Dividend increased to €1.75. E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2002 amounts to €1,665 million. After transferring €523 million to other retained earnings, net income available for distribution totals €1,142 million.

At the Annual Shareholders' Meeting on April 30, 2003, management will propose that net income available for distribution be used to pay a cash dividend of €1.75 per share. The higher dividend in particular reflects the gratifying development of operating earnings. This marks the fourth year in a row that we have paid out a higher dividend. By doing so, we increase the dividend yield and the attractiveness of E.ON shares.

Financial Statements of E.ON AG (summary)

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Property, plant, and equipment	194	184
Financial assets	20,061	15,074
Fixed assets	**20,255**	**15,258**
Receivables from affiliated companies	6,908	3,094
Other receivables and assets	3,533	1,433
Liquid funds	4	258
Non-fixed assets	**10,445**	**4,785**
Total assets	**30,700**	**20,043**
Stockholders' equity	10,875	10,309
Special items with provision component	470	611
Provisions	1,830	2,670
Liabilities to affiliated companies	14,683	6,103
Other liabilities	2,842	350
Total stockholders' equity and liabilities	**30,700**	**20,043**

Income Statement of E.ON AG (summary)

€ in millions	2002	2001
Income from equity interests	-1,022	5,149
Interest income (net)	-327	-89
Other expenditures and income (net)	3,450	-1,068
Results from ordinary business activities	**2,101**	**3,992**
Taxes	-436	-1,873
Net income	**1,665**	**2,119**
Net income brought forward	-	14
Net income transferred to retained earnings	-523	-1,033
Net income available for distribution	**1,142**	**1,100**

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22315. Copies are available on request from E.ON AG and at www.eon.com.

E.ON Group investments			
€ in millions	2002	2001	+/- %
E.ON Energie	6,140	4,027	+52
Powergen	3,094	-	-
Other Activities			
Chemicals	1,114	2,042	-45
Real Estate	386	127	+204
Other/Consolidation	13,448	713[1]	-
Total	**24,182**	**6,909**	**+250**

[1]Includes telecom activities and Klöckner & Co.

Statements of Cash Flows (summary)		
€ in millions	2002	2001
Cash provided by operating activities	3,690	2,652
Cash provided by (used for) investing activities	-10,514	11,811
Cash provided by (used for) financing activities	4,445	-11,625
Net increase (decrease) in cash and cash equivalents maturing	**-2,379**	**2,838**
Liquid funds as shown on the balance sheet	**8,385**	**12,144**

Investments markedly higher owing to extensive acquisitions. At €24.2 billion, total investments for 2002 climbed 250 percent from our capital spending in the previous year. The E.ON Group invested €3,247 million in property, plant, and equipment in 2002 compared with €2,833 million in the prior year. The Company invested €20,935 million in financial assets against €4,076 million a year ago. This figure includes €980 million for investments in companies valued at equity.

E.ON Energie's capital expenditures rose substantially to €6.1 billion from €4 billion in 2001. In the year under review, E.ON Energie increased its investments in property, plant, and equipment by about 45 percent to €1.6 billion, of which the greater part was invested in the company's electric generation and distribution operations. Investments in financial assets were €4.5 billion in 2002, consisting principally of the acquisition of additional shares in Thüga.

Powergen's capital expenditure totaled €3.1 billion in the second half of 2002, of which €548 million was invested in property, plant, and equipment, and €2,546 million in financial assets. Investments in fixed assets mainly went toward expanding the company's generating capacity and environmental protection measures in the U.S. The largest single financial investment was the acquisition of TXU Europe's U.K. retail business.

Degussa's investments declined by 45 percent. The high prior-year figure reflects the acquisition of Laporte, a U.K.-based specialty chemicals enterprise. Germany was the main target region for Degussa's investments. In addition to capital spending to maintain Degussa's existing production facilities in Germany, there were major capital spending projects in Marl and Trostberg.

At €386 million, Viterra's capital expenditures were substantially higher than the prior-year figure of €127 million. The biggest single investment was the purchase of an 86.3 percent interest in FSG as of January 1, 2002.

Investments reported under Other/Consolidation mainly reflect the payments for the acquisition of Powergen and for an indirectly held 38.5 percent stake in Ruhrgas that the Company acquired in 2002 from ThyssenKrupp, Vodafone, and BP.

Operating cash flow substantially higher. In the 2002 financial year, our cash provided by operating activities amounted to €3.7 billion compared with €2.7 billion in 2001. The reasons for the substantial increase over the prior-year figure include the implementation of our cost-cutting measures, the modest recovery of electricity prices in Germany, improvements in our working capital management, and changes in the scope of consolidation.

The Group's investing activities resulted in a net cash outflow of €11 billion. We used €24 billion for investing activities. This was offset by proceeds received from fixed-asset disposals, securities, and cash investments in current assets in the amount of €13 billion. In particular, cash outflows went toward the acquisition of Powergen and shares in Ruhrgas as well as the purchase of TXU Europe's U.K. retail business. The proceeds resulted primarily from the disposition of activities reported under discontinued operations.

As of December 31, 2002, the E.ON Group's net financial position was -€13,979 against -€613 million at year end 2001. The increase in net financial liabilities results mainly from the acquisition of Powergen and shares in Ruhrgas as well as the purchase of TXU Europe's U.K. retail business, including these companies' respective net financial liabilities. In addition, capital market trends led to a reduction in the market value of securities.

Cash provided by operating activities, the proceeds from the disposal of E.ON's interests in VEBA Oel, VAW aluminium, and Stinnes, and the removal of their net financial liabilities from E.ON's balance sheet were not enough to offset the reduction in the Company's net financial position.

E.ON Group net financial position

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Bank deposits	1,317	4,080
Securities and other liquid funds	7,068	8,064
Total liquid funds	**8,385**	**12,144**
Financial liabilities to banks/loans	-19,554	-11,800
Financial liabilities to third parties	-2,810	-957
Total financial liabilities	**-22,364**	**-12,757**
Net financial position	**-13,979**	**-613**

Financial policy, financial strength, and financial flexibility. In managing its financial position, E.ON pursues a policy that gives it substantial financial flexibility and instant access to short and long-term financial resources.

At year end 2002, E.ON had at its disposal short-term credit lines through individual banks (€0.5 billion), a syndicated credit facility (€10 billion in short-term, €5 billion in long-term), the Commercial Paper program (€5 billion), and the Medium Term Note program (€20 billion). As of the balance-sheet date, the Company had utilized €0.4 billion of the short-term credit lines, €1.6 billion of Commercial Paper, and €7.5 billion of the Medium Term Note Program.

E.ON continues to have one of the best ratings among the world's investor-owned utilities. Standard & Poor's (S&P) and Moody's have rated E.ON regularly since early 1995. As of December 31, 2002, Moody's and S&P gave E.ON's long-term bonds ratings of Aa2 and AA-, respectively. E.ON's short-term bonds received ratings of P-1 and A-1+. On January 10, 2003, Moody's lowered the rating for E.ON's long-term bonds from Aa2 to A1. On January 31, 2003, following the lifting of the temporary injunction against the completion of the Ruhrgas acquisition, S&P confirmed its previous ratings.

Foreign exchange, interest rate, commodity price risk management. The E.ON Group's business operations and related financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

As of December 31, 2002, the face value of foreign exchange hedging transactions was €13,406 million. The face value of interest rate hedging transactions was €16,836 million. The market values of foreign exchange hedging transactions totaled €97.3 million. The market value of interest rate hedging transactions was €130.9 million. The increase in financial derivative activity is in particular attributable to E.ON's consolidation of Powergen and to hedging of foreign net assets.

To limit exposure to risks from changes in commodity and product prices, we also use derivative financial instruments. In addition, our energy divisions used electricity, gas, coal, and oil price hedging transactions to limit their exposure to risks resulting from price volatility, to optimize the deployment of generating assets, balance loads, and increase margins. Our energy divisions also engage in commodity trading in accordance with detailed trading guidelines, strategies, specified markets, and preset limits. The face value of energy derivatives amounted to €20,502 million as of December 31, 2002. The market value of all commodity hedging transactions amounted to a loss of €481 million.

Consolidated assets, stockholders' equity, and liabilities				
€ in billions	Dec. 31, 2002	%	Dec. 31, 2001	%
Long-term assets	85.6	76	64.7	64
Short-term assets	27.5	24	37.0	36
Assets	**113.1**	**100**	**101.7**	**100**
Stockholders' equity	25.7	23	24.5	24
Minority interests	6.5	6	6.4	6
Long-term liabilities	58.1	51	44.6	44
Short-term liabilities	22.8	20	26.2	26
Total stockholders' equity and liabilities	**113.1**	**100**	**101.7**	**100**

Asset and capital structure. The acquisition of Powergen and shares in Ruhrgas led to a €20.9 billion increase in long-term assets in 2002. Short-term assets declined by €9.5 billion. As a result, total assets increased by €11.4 billion to €113.1 billion. The Company's equity ratio for 2002 decreased slightly to 22.7 percent compared with 24.1 percent in the previous year.

Long-term liabilities rose €13.5 billion to €58.1 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2002:

- Long-term assets are covered by stockholders' equity at 30 percent (2001: 37.9 percent).
- Long-term assets are covered by long-term capital at 105.5 percent (2001: 116.7 percent).

Staff count at continuing operations higher due to acquisitions. The E.ON Group's continuing operations employed 107,856 people at the end of 2002—a year-on-year increase of around 15,000 employees or 16 percent. Of this total, about 66,000 were working at E.ON companies in Germany and around 42,000 at E.ON companies outside of Germany. The increased head count primarily reflects the first-time consolidation of Powergen. At year end 2001, there were 74,201 employees accounted for under the Company's discontinued operations. These include VAW aluminium, VEBA Oel, Stinnes, and certain non-core activities of Degussa (which were divested in 2002) as well as Viterra Energy Services (which is earmarked for divestment).

E.ON Energie's staff count rose by approximately 5,800 employees. The increase is mainly the result of first-time consolidation of EAM, Elektrizitätswerk Minden-Ravensberg, Elektrizitätswerk Wesertal, and Grohnde nuclear power station in Germany (which added a total of some 3,500 employees) as well as Espoon Sähkö in Finland and Édász in Hungary (which added a total of approximately 2,250 employees).

The consolidation of Deutschbau and FSG led to a substantial increase in the number of employees at Viterra. Overall, Viterra's workforce increased by 600 employees.

At the beginning of 2002, the Company began accounting for Connect Austria, its Austrian telecom interest, at equity. This reduced the number of staff counted under Other/Consolidation by 1,600. In addition, Degussa's workforce declined by approximately 1,300 compared with year end 2001, resulting partially from the rapid implementation of restructuring measures.

Research and development. The E.ON Group's expenditures for research and development (R&D) totaled €380 million in 2002 against €510 million in the prior year.

Technical processes are fundamental to E.ON Energie's business. Enhancing efficiency along the entire energy value chain—from primary energy sources to efficient energy use in customers' homes and businesses—is a key component of the company's competitiveness. In the area of electric generation, E.ON Energie's R&D efforts encompass innovative technologies that enhance the efficiency of large power stations as well as distributed generation technologies with a significantly lower output capacity.

Through its involvement in the development of pressurized coal-dust firing or in research projects on high temperature superconductors, E.ON Energie is pursuing the goal of boosting the efficiency while at the same time further reducing fuel consumption and CO_2 emissions of its future conventional generation assets.

Another area of E.ON Energie's R&D is low-output electric generating units. Here, the company focuses on fuel cell technology. In a large-scale field test, E.ON Energie is evaluating the in-home performance and reliability of fuel cells.

Powergen's engineering expertise is combined in a technology center, whose R&D activities and innovative products and services help the company's subsidiaries in the U.K. and the U.S. to achieve their strategic objectives.

Degussa's R&D expenditures totaled €362 million in 2002. Degussa is currently working on four major projects: polymer products that use the lotus effect to achieve self-cleaning surfaces, environmentally friendly antimicrobial polymers, SAM polymers, and flexible ceramic membranes that can be used in electrical filtration.

Environmental protection investments at high level. We invested a total of more than €500 million in environmental protection in 2002.

One of E.ON Energie's environmental stewardship goals is to further reduce both its consumption of primary resources and its emission of pollutants. To achieve this objective, the company implements measures and deploys technologies that optimize environmental protection and also make economic sense.

Powergen increased its activities in the U.K. in the area of renewable energy sources, primarily wind power and clean fuels such as biomass.

In order to comply with a 2004 deadline to control emissions of nitrogen oxides from its generating fleet to a level of 0.15 pounds per million Btu, LG&E Energy is currently installing selective catalytic reduction (SCR) systems on nine of its base load, coal-fired electric generating units in Kentucky.

Major events after the close of the financial year.

- In January 2003, E.ON agreed to sell its nearly 16 percent shareholding in Bouygues Telecom, France's third-largest wireless communications company. The Bouygues Group will purchase the shares in two tranches for a total of just under €1.1 billion, including approximately €140 million in shareholder loans. In the first step, Bouygues will acquire from E.ON a 5.8 percent stake in Bouygues Telecom for a total of slightly less than €400 million. In the second step, Bouygues has a call option to purchase the remaining 10.1 percent shareholding between April 2003 and October 2005. If Bouygues does not exercise its option, E.ON has a put option to sell the 10.1 percent stake to Bouygues between October 2005 and February 2007. Both options have an exercise price of approximately €670 million. From the date on which the first step is completed, E.ON will also receive interest at market rates on the exercise price of the second step. E.ON will post a net book gain of about €800 million on the transaction. Of this total, the Company will realize approximately €300 million in 2003 as part of the first step of the transaction.
- On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed law suits in state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. All nine suits were withdrawn. E.ON completed its acquisition of RAG's Bergemann shares on the same day. By mid-February 2003, the Company had acquired approximately 60 percent of the shares in Ruhrgas. Under the terms of the ministerial approval, E.ON Energie is required to dispose of its 5.3 percent stake in VNG, its 27.4 percent stake in EWE, its 22 percent stake in Stadtwerke Bremen, its 80.5 percent stake in Gelsenwasser, and its 22 percent stake in Bayerngas. In addition, Ruhrgas is required to dispose of its 36.8 percent stake in VNG, its 11.3 percent stake in Stadtwerke Bremen, and its 22 percent stake in Bayerngas.
  E.ON reached an agreement with Fortum and EnBW to exchange shareholdings in and outside of Germany. E.ON will also acquire an interest in Concord Power.
  E.ON reached individual agreements with Stawag, Stadtwerke Rosenheim, Trianel, Ampere, GGEW, and Ares. These agreements involve electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. The agreements are currently being reviewed by Germany's antitrust regulator.
- In June 2002, RAG tendered a cash offer of €38 per Degussa share to all Degussa shareholders. A preponderance of Degussa's minority shareholders accepted the offer, as did E.ON for 18.08 percent of its Degussa stake. The offer was contingent on E.ON's acquisition of RAG's Ruhrgas shares by January 31, 2003. All conditions of the deal were met on time, and the takeover offer took effect on January 31, 2003. RAG now owns 46.48 percent of Degussa's stock. E.ON currently also owns 46.48 percent of the shares in Degussa. The remaining 7.04 percent is widely held. In a second step to the transaction, RAG will acquire additional Degussa shares from E.ON on May 31, 2004, in order to increase its stake to 50.1 percent.

Risk management system and existing risks. In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use an integrated system embedded in our business procedures. Key components of the system include our standardized, Group-wide planning and controlling processes, Group-wide guidelines and reporting systems, and a Group-wide risk reporting system. As required by applicable statutes, the reliability of our risk management system is checked regularly by the internal audit and controlling departments of our divisions and of E.ON AG as well as by our independent auditors.

In line with the uniform guidelines that apply to all Group companies, the documentation and evaluation of our system is regularly updated in the following steps:

1. Standardized identification and documentation of risks and control systems.
2. Evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems.
3. Analysis of the results and structured disclosure in a detailed risk report.

The following important risk categories are found within the E.ON Group and are thus also significant for E.ON AG.

- Operational risks: Our Energy and Chemicals divisions in particular operate technologically complex production facilities. Operational failures or extended production downtimes could negatively impact our earnings. The following are among the significant measures we employ to address these risks:
  - Detailed operational and procedural guidelines
  - Employee training programs
  - Further refinement of our production procedures and technologies
  - Regular facility maintenance
  - Appropriate insurance coverage.
- Financial risks: During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.
- External risks: During the normal course of business, E.ON's subsidiaries are susceptible to market risks that are increased by ongoing globalization and keener competition. The liberalization of the European energy market exposes our energy operations in particular to price and sales volume risks. Our ongoing cost-management restructuring measures, active portfolio management, and sales monitoring systems help minimize these risks. We also counter market price fluctuations in our energy operations by trading electricity. This sometimes involves utilizing derivative financial instruments. Electricity trading and derivative financial instruments are subject to the stringent requirements of our internal trading guidelines.

The political and legal environment in which the E.ON Group does business is a source of additional risks. Due to the provision it contains requiring distribution and retail operations to be legally and managerially separate, the EU Energy Council's recently issued directive on the full opening of the EU electricity and gas market could negatively affect the Company's business. It is, however, too early to quantify the impact. Existing laws and future legislative initiatives that serve to increase electricity prices could result in pass-through risks. Our goal is to play an active role in shaping our business environment. We pursue this goal by engaging in a systematic, constructive, and objective dialog with leaders from the legal profession and politics.

Outlook. At the start of 2003, the world economy is sluggish, the German economy is in need of structural reforms, and there is a growing possibility of an escalation of the Iraq crisis. All of these factors tend to delay economic recovery. It is likely that the weak global economy will only begin to show signs of recovery when the Iraq crisis is over and investors and consumers regain their confidence.

It is particularly difficult to issue forecasts in the current uncertain market environment. Nevertheless, we are entering the 2003 financial year with a clear strategy and as an even stronger company. Our acquisition of Ruhrgas is a key factor, since E.ON is now a fully integrated electricity and gas supplier. Our planned investments reflect this confidence.

Our planned investments for 2003 amount to approximately €10 billion, of which €4 billion will go toward the full acquisition of Ruhrgas. Investments in the amount of €3.2 billion are to be made at E.ON Energie. Powergen's planned capital expenditure is €1 billion. Ruhrgas plans to invest €1.3 billion. Viterra has investment plans amounting to €0.5 billion. More than two thirds of investments will be targeted at Germany.

In our core energy business, we intend to surpass the record results we posted in 2002.

On the back of further operational improvements, we anticipate that E.ON Energie's 2003 internal operating profit will at least be on the level of the 2002 figure, although new accounting standards applicable in 2003 will result in larger-than-average additions to provisions for nuclear waste management.

At Powergen, the further earnings decline from generation in the U.K. is expected to be more than compensated by improved earnings in the retail business. In particular, the successful integration of the recently acquired TXU retail business will contribute to this. In the regulated business of LG&E we anticipate a stable development of earnings. The unregulated business is still exposed to the weak economic environment in Argentina. From today's point of view, we expect a positive earnings contribution after financing costs for the whole Powergen Group.

We are unable at this time to issue a reliable earnings forecast for Ruhrgas, whose entire accounting and reporting system must be converted to U.S. GAAP. The purchase price allocation (PPA), the process by which the value of an acquired entity's assets and liabilities is established, is not yet completed. Earnings effects resulting from the PPA cannot be quantified at this time.

We anticipate that Viterra will increase internal operating profit in 2003. The portfolio measures initiated as part of the company's strategic focus are expected to make key contributions to operating earnings. However, Viterra's earnings performance will depend to a great degree on the German government's budget-cutting plans, in particular on the planned reduction to the subsidy for first-time home buyers.

We also expect Degussa to report earnings growth in 2003, in particular owing to best@chem, the company's comprehensive performance improvement program. The positive development that we anticipate will not, however, be reflected in our Consolidated Financial Statements. Whereas in 2002 Degussa was a fully consolidated E.ON division, in 2003 Degussa's earnings will be accounted for at equity in line with E.ON's 46.5 percent shareholding in the company.

This consolidation effect will substantially reduce the earnings stream from our chemicals activities in 2003. This means that despite operating improvements in all segments, E.ON Group internal operating profit for 2003 will likely not quite reach the level of our 2002 results.

Group net income for 2003 is expected to be higher. We expect substantial proceeds from disposals, in particular from divestments already initiated and the fulfillment of requirements imposed in conjunction with our acquisition of Ruhrgas. From today's perspective, we do not anticipate extraordinary charges of a magnitude similar to those reported in 2002, provided that the tax landscape does not change. Despite the difficult business environment overall, we are confident that we will further augment the Group's earnings power in 2003.

On vagyok.

Ferenc Steiner is a meter technician at Dédász in Hungary. After work, he's a vintner. He produces several varieties of grapes at his vineyard in Szekszárd, one of his country's oldest and most renowned growing regions. After learning winemaking from his grandparents, Ferenc has been at it in a serious way since 1994. He tends the vines, harvests and presses the grapes, monitors the fermentation process, and bottles the fragrant results. His wines, including a *Kékfrankos*, a full-bodied red wine characteristic of his region, have won five regional gold medals and one national first prize.

"If you want to produce good wine, you have to be persevering and patient, two qualities that will serve you well in all areas of your life," says Ferenc.



E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as American Depositary Receipts (ADRs) on the New York Stock Exchange.

E.ON stock outperforms market in 2002. With the Dax index of Germany's top 30 blue chips down 43.9 percent on the year and the Euro Stoxx 50 index of premier European equities off 36.1 percent, E.ON stock, which was down 33.9 percent, distinctly outperformed German and European equity markets in what continued to be a difficult market environment. E.ON's European peer index, the Stoxx Utilities, closed 24.7 percent lower on the year, performing better than E.ON stock. At €38.45, E.ON stock ended 2002 below its year-end 2001 quote of €58.18. Shareowners who reinvested their cash dividends saw the value of their E.ON portfolio decline by 32 percent in 2002.

E.ON share sustains double-digit long-term growth. Investors who purchased E.ON shares for €5,000 at the end of 1992 and reinvested their cash dividends saw the value of their investment rise to more than €13,000 by the end of 2002. This represents an annual increase of 10.2 percent, higher than Germany's Dax index, which advanced 6.5 percent annually over the same period. At 10.3 percent, the average annual increase of the Stoxx Utilities index was roughly equal to that of E.ON stock. During the same ten-year span, the Euro Stoxx 50 rose 11.2 percent each year on average.

Dividends taxed using the half-income system. The introduction of the so-called half-income system *(Halbeinkünfteverfahren)* as part of Germany's Tax Relief Act represented a paradigm shift in the way corporations and their shareowners are taxed. The basic corporate tax rate of 40 percent and the tax rate on distributed profits of 30 percent were both lowered to 25 percent (26.5 percent in 2003, owing to the Flood Victim Solidarity Act). Shareowners no longer receive a tax credit for dividends that are paid out on or after January 1, 2002. Instead, private investors are only required to pay taxes on half the amount of their dividends.

Dividend increased to €1.75. At the 2003 Annual Shareholders' Meeting, management will propose that the per-share cash dividend for the 2002 financial year be increased by 9.4 percent to €1.75 from €1.60 in the prior year. Compared with the 1998 dividend of €1.07, dividends have risen 63 percent over the last five years or an average of 13 percent per year. The dividend yield is 4.55 percent based on E.ON stock's year-end 2002 closing price. E.ON is one of the few Dax 30 companies that has continued to show strong dividend growth even in the weak stock markets of the last several years.

Key figures per share

€	2002	2001	+/- %
Year-end share price	38.45	58.18	-34
Earnings per share			
from net income	4.26	3.81	+12
from continuing operations	-1.06	3.80	-
from discontinued operations	5.03	0.05	-
from cumulative effect of changes in accounting principles, net	0.29	-0.04	-
Dividend	1.75	1.60	+9
Book value[1]	39.33	36.30	+8

[1]Does not include minority interests.

Year-end share price[1]

€ per share


51.12
48.45
64.80
58.18
38.45
60
40
1998
1999
2000
2001
2002

[1]Numbers for 1998-99 refer to the former VEBA AG.

E.ON bonds. Within the scope of its medium-term note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. This issuance, which represented E.ON's debut with international bond investors, was a significant milestone for international capital markets. The E.ON bond package is currently the largest-ever capital market transaction of a European utility company. It includes the largest-ever 7 and 15-year bond issued in euros as well as the largest 30-year sterling bond issued by a non-U.K. company. In June 2002, E.ON increased the 30-year sterling bond issue by €125 million.

E.ON bonds were oversubscribed and have since then shown a very positive performance in the secondary market. They have also received accolades from renowned financial journals. International Financing Review named E.ON's issue the "Euro Investment Grade Corporate Bond of the Year 2002." Corporate Finance called it the "Best Eurobond of the Year 2002." EuroWeek heralded the transaction as the "Overall Bond Deal of the Year 2002."

E.ON shares and E.ON bonds

E.ON ten-year share performance vs. stock indices


Percentages
E.ON
Dax
Euro Stoxx
Stoxx Utilities
500
400
300
200
100
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

E.ON share key figures[1]

Per share		1998	1999	2000	2001	2002
Earnings						
from net income	€	2.34	3.90	5.07	3.81	4.26
from continuing operations	€	-	-	4.74	3.80	-1.06
from discontinued operations	€	-	-	0.33	0.05	5.03
from cumulative effect of changes in accounting principles, net	€	-	-	-	-0.04	0.29
Dividend	€	1.07	1.25	1.35	1.60	1.75
Dividend declared	€m	540	628	972	1,100	1,142
12-month high	€	67.08	62.60	66.55	64.50	59.97
12-month low	€	41.36	41.60	41.01	46.91	38.16
Year end	€	51.12	48.45	64.80	58.18	38.45
Number of shares	million	502.8	502.8	763.3	692.0	692.0
Market capitalization	€bn	25.4	24.4	49.5	40.3	26.6
Book value[2]	€	23.40	36.09	38.61	36.30	39.33
Market-to-book-value ratio[3]	%	216	134	168	160	98
E.ON share trading volume	€bn	22.2	21.1	28.6	38.3	39.9
Dax trading volume	€bn	667.5	755.5	1,179.9	1,025.7	859.9
E.ON stock's share of Dax value	%	3.3	2.8	2.4	3.7	4.6

[1]Figures up to 1999 refer to the former VEBA AG.
[2]Excluding minority interests.
[3]Year-end stock price expressed as a percentage of book value (excluding minority interests).

Since April 18, 2002, E.ON bonds have a long-term rating of AA- (stable) by Standard & Poor's. Since January 10, 2003, E.ON bonds have a long-term rating of A1 (stable) by Moody's. Commercial paper issued by E.ON is rated A-1+ and P-1 by Standard & Poor's and Moody's, respectively. E.ON continues to be committed to maintaining a strong single-A rating.

Investor relations in a difficult market environment. The aim of our investor relations activities is to communicate with investors and analysts on a regular basis so that they have the information they need to evaluate the Company's current situation and prospects for the future. Particularly in view of the events of last year, it is crucial to establish and develop relationships of trust with both institutional and retail stock investors and, increasingly, bond investors. Our investor relations team provides E.ON investors with up-to-date and comprehensive information.

We serve our institutional investors with one-on-one meetings, roadshows in and outside Germany, and telephone conferences when E.ON issues financial reports and when events of particular importance occur.

Key financial figures

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Liquid funds	8,385	12,144
Financial liabilities to banks and third parties	-22,364	-12,757
Net financial position	**-13,979**	**-613**
Interest and similar income (excluding associated companies)	828	718
Interest and similar expenses (excluding associated companies)	-1,377	-1,003
Net interest expense	**-549**	**-285**
EBITDA	**7,680**	**6,649**
Cash provided by operating activities	**3,690**	**2,652**
EBITDA ÷ net interest expense	**14 x**	**23 x**
EBITDA ÷ net financial position	**55%**	**1,085%**
Net financial position ÷ cash provided by operating activities	**4 x**	**0.23 x**

At www.eon.com, private investors can find useful information about the Company and watch live webcasts of press conferences and portions of E.ON's Annual Shareholders' Meetings.

A key event of 2002 was E.ON's bond issue. At roadshows in several European cities, E.ON introduced itself to a new and important target audience: bond investors and credit analysts.

We plan to further intensify our investor relations activities in 2003 in order to serve the growing number of investors who are interested in E.ON.

Supervisory Board

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, Ruhrgas AG, Essen
Chairman

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Foreman, Hanau
(since July 11, 2002)

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Industrial Clerk, Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG, Munich

Jan Kahmann
Member of the Board, Unified Service Sector Union (ver.di), Berlin

Eva Kirchhof
Diploma Physicist, Marl
(since April 1, 2002)

Dr. h.c. André Leysen
Honorary Chairman of the Administrative Board, Gevaert N.V., Mortsel, Belgium

Dagobert Millinghaus
Accounting and Administration Manager, Mülheim an der Ruhr
(until October 24, 2002)

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di), Berlin

Ulrich Otte
Systems Engineer, Munich

Klaus-Dieter Raschke
Tax Assistant, Nordenham
(since November 7, 2002)

Armin Schreiber
Electrical Engineer, Grafenrheinfeld

Dr. Henning Schulte-Noelle
Chairman of the Board of Management, Allianz AG, Munich

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board, J.P. Morgan & Co., Inc., New York

Dr. Bernd W. Voss
Member of the Supervisory Board, Dresdner Bank AG, Frankfurt am Main

Dr. Peter Weber
Director of the Legal Department, Degussa AG, Marl
(until March 31, 2002)

Kurt Weslowski
Chemical Worker, Gelsenkirchen
(until July 1, 2002)

Ulrich Hartmann
Born 1938 in Berlin
Member of the Board
of Management since 1989
Chairman and co-CEO
Düsseldorf

Prof. Dr. Wilhelm Simson
Born 1938 in Cologne
Member of the Board
of Management since 2000
Chairman and co-CEO
Düsseldorf

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board
of Management since 1990
Controlling/Corporate Planning,
M&A, Legal Affairs
Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board
of Management since 1996
Human Resources, Infrastructure and
Services, Procurement, Organization
Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board
of Management since 2000
Finance, Accounting, Taxes, IT
Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

E.ON AG and Subsidiaries Consolidated Statements of Income		
€ in millions	2002	2001
Sales	**37,059**	**37,273**
Electricity tax	-933	-694
Sales, net of electricity tax	36,126	36,579
Cost of goods sold and services provided	-26,769	-29,351
Gross profit on sales	**9,357**	**7,228**
Selling expenses	-4,925	-3,993
General and administrative expenses	-1,666	-1,827
Other operating income	4,433	3,458
Other operating expenses	-4,225	-2,919
Financial earnings	-1,287	737
Goodwill impairment	-2,391	-
Income/(loss) from continuing operations before income taxes and minority interests	**-704**	**2,684**
Income taxes	645	-69
Minority interests	-637	-460
Income/(loss) from continuing operations	**-696**	**2,155**
Income/(loss) from discontinued operations, net	3,282	-81
Cumulative effect of changes in accounting principles, net	191	-26
Net income	**2,777**	**2,048**
Earnings per share in €		
from continuing operations	-1.06	3.19
from discontinued operations	5.03	-0.12
from cumulative effect of changes in accounting principles, net	0.29	-0.04
from net income	**4.26**	**3.03**
Basic earnings per share in €	**4.26**	**3.03**
Diluted earnings per share in €	**4.26**	**3.03**

Independent Auditor's Report[1]

We have audited the accompanying Consolidated Balance Sheets of E.ON AG, Düsseldorf, and subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Statements of Changes in Equity and Cash Flows as well as notes for the years then ended. These Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles are the responsibility of Company's Board of Managing Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with German auditing regulations for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the Consolidated Financial Statements referred to above present fairly, in all material respect, the net assets and financial position of the group as of December 31, 2002 and 2001, and of its results of operations and its cash flows for the years

[1]The independent auditors submitted an unqualified audit opinion on the complete Consolidated Financial Statements.

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	December 31, 2002	December 31, 2001
Assets		
Intangible assets	19,040	10,458
Property, plant and equipment	41,989	34,286
Financial assets	16,971	15,297
Fixed assets	**78,000**	**60,041**
Inventories	3,840	4,997
Financial receivables and other financial assets	1,847	1,444
Operating receivables and other operating assets	17,009	17,325
Assets of disposal groups	508	3,091
Liquid funds	8,385	12,144
Non-fixed assets	**31,589**	**39,001**
Deferred taxes	3,042	2,244
Prepaid expenses	434	373
Total assets (thereof short-term 2002: 27,429; 2001: 36,996)	**113,065**	**101,659**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	December 31, 2002	December 31, 2001
Stockholders' equity and liabilities		
Capital stock	1,799	1,799
Additional paid-in capital	11,402	11,402
Retained earnings	13,472	11,795
Accumulated other comprehensive income	-761	-260
Treasury stock	-259	-274
Stockholders' equity	**25,653**	**24,462**
Minority interests	**6,511**	**6,362**
Provisions for pensions	9,163	8,748
Other provisions	25,146	24,053
Accrued liabilities	**34,309**	**32,801**
Financial liabilities	24,850	16,089
Operating liabilities	14,186	14,024
Liabilities	**39,036**	**30,113**
Liabilities of disposal groups	339	2,613
Deferred taxes	6,162	4,492
Deferred income	1,055	816
Total liabilities *(thereof short-term 2002: 22,838; 2001: 26,207)*	***87,412***	***77,197***
Total stockholders' equity and liabilities	**113,065**	**101,659**

then ended in conformity with United States Generally Accepted Accounting Principles.

Our audit, which according to German auditing regulations also extends to the group management report prepared by the Board of Managing Directors which has been combined with the management report of E.ON AG as a legal entity for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion, on the whole the combined management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the Consolidated Financial Statements and the combined management report for the business year from January 1 to December 31, 2002, satisfy the conditions required for the Company's exemption from its duty to prepare Consolidated Financial Statements and the group management report in accordance with German accounting law.

As discussed in Note 12 a) to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Düsseldorf, February 19, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck	Wiegand
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Summary of financial highlights

€ in millions	pro forma 1999[1]	pro forma 2000	2001[4]	2002
Sales	**69,745**	**88,858**	**37,273**	**37,059**
Income/(loss) from continuing operations before income taxes and minority interests	5,048[2]	6,498	3,201	-704
Income/(loss) from continuing operations	3,095[3]	3,440	2,559	-696
Net income	**2,839**	**3,678**	**2,570**	**2,777**
EBITDA	8,564	8,041	6,649	7,680
EBIT	3,722	2,136	3,695	4,732
Internal operating profit	2,748	2,445	3,157	3,890
ROCE (in %)	8.9	10.1	9.6	9.3
Capital employed (annual average)	51,946	44,376	38,402	51,052
Earnings per share (in €)				
from net income	3.90	5.07	3.81	4.26
from continuing operations	-	4.74	3.80	-1.06
from discontinued operations	-	0.33	0.05	5.03
from cumulative effect of changes in accounting principles, net	-	-	-0.04	0.29
Dividend per share (in €)	1. 25	1.35	1.60	1.75
Asset structure				
Long-term assets	60,169	65,592	64,663	85,636
Short-term assets	34,459	40,623	36,996	27,429
Thereof: liquid funds	9,529	8,501	12,144	8,385
Total assets	94,628	106,215	101,659	113,065
Capital structure				
Stockholders' equity	26,293	28,033	24,462	25,653
Thereof: capital stock	1,985	1,985	1,799	1,799
Minority interests	4,888	5,123	6,362	6,511
Long-term liabilities	41,478	40,821	44,628	58,063
Thereof: provisions	28,683	27,940	26,564	28,721
Thereof: financial liabilities	8,000	7,611	9,308	17,175
Thereof: other liabilities	4,795	5,270	8,756	12,167
Short-term liabilities	21,969	32,238	23,594	22,838
Thereof: provisions	8,371	8,315	6,237	5,588
Thereof: financial liabilities	3,929	11,743	7,011	7,675
Thereof: other liabilities	9,669	12,180	12,959	9,575
Total stockholders' equity and liabilities	94,628	106,215	101,659	113,065
Cash flow and investments				
Cash provided by operating avtivities	4,866	3,413	2,652	3,690
Investments	11,045	14,380	6,909	24,182
Employees at year end	**203,733**	**166,183**	**92,754**	**107,856**
Financial ratios				
Equity ratio (in %)	27.8	26.4	24.1	22.7
Long-term assets as a percentage of property, plant, and equipment	120.8	112.7	116.7	105.5
Return on equity after taxes (in %)	11.2	13.5	9.8[5]	11.1
Net financial position (liquid funds minus financial liabilities)	-2,400	-5,973	-613	-13,979
Cash provided by operating avtivities as a percentage of sales	7.0	3.8	7.1	10.0

[1]Includes MEMC and VAW aluminium.
[2]Net income before taxes.
[3]Net income after taxes.
[4]Adjusted for discontinued operations and goodwill amortization.
[5]Stockholders' equity was not adjusted for goodwill amortization.

Agenda item 9 - Election of a new Supervisory Board
Information on the mandates of the individuals proposed for election

Dr. Karl-Hermann Baumann
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich

Chairman of the Supervisory Board, Siemens AG
- Deutsche Bank AG
- E.ON AG
- Linde AG
- mg technologies AG
- Schering AG
- Siemens AG (Chairman)
- ThyssenKrupp AG
- Wilhelm von Finck AG

Dr. Rolf-E. Breuer
Deutsche Bank AG
Taunusanlage 12
D-60325 Frankfurt

Chairman of the Supervisory Board, Deutsche Bank AG
- Bertelsmann AG
- Deutsche Bank AG (Chairman)
- Deutsche Börse AG (Chairman)
- Deutsche Lufthansa AG
- E.ON AG
- ○ Compagnie de Saint-Gobain S.A.
- ○ Kreditanstalt für Wiederaufbau
- ○ Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
ThyssenKrupp AG
August-Thyssen-Straße 1
D-40211 Düsseldorf

Chairman of the Supervisory Board, ThyssenKrupp AG
- Allianz AG
- Axel Springer Verlag AG
- Deutsche Lufthansa AG
- E.ON AG
- Ruhrgas AG
- Siemens AG
- ThyssenKrupp AG (Chairman)
- Volkswagen AG
- ○ Suez S.A.

Ulrich Hartmann
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf

Chairman of the Board of Management, E.ON AG (until April 30, 2003)
- E.ON Energie AG[1] (Chairman)
- Ruhrgas AG[1] (Chairman)
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG (Chairman)
- RAG Aktiengesellschaft (Chairman)
- ○ Arcelor
- ○ Henkel KGaA
- ○ Powergen Limited[2] (Chairman)

Ulrich Hocker
German Investor Protection Association
Hamborner Straße 53
D-40466 Düsseldorf

General Manager, German Investor Protection Association
- CBB Holding AG (Chairman)
- Feri Finance AG
- E.ON AG
- Karstadt Quelle AG
- ThyssenKrupp Steel AG
- ○ Gartmore Capital Strategy Fonds
- ○ Phoenix Mecano AG

Prof. Dr. Ulrich Lehner
Henkel KGaA
Henkelstraße 67
D-40191 Düsseldorf

President and Chief Executive Officer, Henkel Group
- ○ Dresdner Bank Luxembourg S.A.
- ○ Novartis AG
- ○ Ecolab Inc.

Dr. Klaus Liesen
Ruhrgas AG
Huttropstraße 60
D-45138 Essen

Honorary Chairman of the Supervisory Board, Ruhrgas AG
- Allianz AG (Chairman)
- E.ON AG (Chairman)
- TUI AG
- Volkswagen AG

Dr. Henning Schulte-Noelle
Allianz AG
Königinstraße 28
D-80802 Munich

Chairman of the Board of Management, Allianz AG
- Allianz Dresdner Asset Management GmbH[1] (Chairman)
- Allianz Lebensversicherungs-AG[1] (Chairman)
- Allianz Versicherungs-AG[1] (Chairman)
- Dresdner Bank AG[1] (Chairman)
- BASF AG
- E.ON AG
- Linde AG
- Siemens AG
- ThyssenKrupp AG
- ○ AGF S.A.[2]
- ○ RAS S.p.A.[2]

Prof. Dr. Wilhelm Simson
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf

Chairman of the Board of Management, E.ON AG (until April 30, 2003)
- VIAG Telecom AG[1] (Chairman)
- Bayerische Hypo- und Vereinsbank AG
- Degussa AG

Dr. Georg Frhr. von Waldenfels
Ferdinand-Maria-Str. 33
D-80639 Munich

Attorney
- Messe München GmbH, München
- Deutscher Tennis Bund Holding GmbH, Hamburg (Chairman)
- ○ Debrunner Koenig Holding AG, St. Gallen (Governing Board)

As of March 11, 2003, the date of the invitation to the annual shareholders' meeting of E.ON AG.
• Supervisory Board mandates in accordance with Sec. 100, Para. 2 of the German Stock Corporation Act (AktG).
○ Membership in comparable domestic and foreign supervisory bodies of commercial enterprises.

1) Exempted Group mandate.
2) Other Group mandate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 17, 2003

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting